Hypo Real Estate
HOLDING

RECEIVED

2005 AUG 15 P 1:45

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A [redacted]

05010450

SUPPL

Division Group Corporate Office
Address Unsoeldstrasse 2
80538 Muenchen, Germany
Contact Person Hanns-Christian Paul
Telephone +49/89/20 30 07-721
Fax +49/89/20 30 07-772
E-mail Hanns-Christian.Paul@HypoRealEstate.com

Rule 12g3-2(b) File No. 82-34748

Date 10 August 2005

Hypo Real Estate Holding AG
Rule 12g3-2(b) File No. 82-34748

Dear Madam or Sir,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Hypo Real Estate Holding (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully
Hypo Real Estate Holding AG

Dr. Heiner Bendfeld   Stefan Wittermann

PROCESSED
AUG 18 2005
THOMSON FINANCIAL

Enclosures

(1) 10 August 2005	Ad hoc announcement: Hypo Real Estate with strong earnings growth – plans to streamline the Group
(2) 10 August 2005	Press release: Hypo Real Estate Group has reported a strong first half in 2005 and plans to *streamline its Group structure.*
(3) 10 August 2005	Hypo Real Estate Group Interim Report as of 30 June 2005.
(4) to be published	Disclosure and amendment disclosure pursuant to sec. 25 par. 1 and par. 2 of the German Securities Trading Act (WpHG)

Company Hypo Real Estate Holding AG
Internet www.HypoRealEstate.com
Legal form Aktiengesellschaft
Headquarters Munich
Commercial register Munich HRB 149393
Chairman of Supervisory Board Kurt F. Viermetz
Board of Management Georg Funke (CEO)
Dr. Paul Eisele, Dr. Markus Fell,

Hypo Real Estate Holding AG
Ad hoc release in accordance with section 5 WpHG

Hypo Real Estate with strong earnings growth – plans to streamline the Group

Munich, 10 August 2005 – In the first half of 2005, the Hypo Real Estate Group increased consolidated net income before taxes by 89%, from EUR 114 million in the corresponding previous year period to EUR 215 million. Consolidated net income – excluding a deferred tax expense of EUR 17 million from capitalised losses carried forward – amounted to EUR 161 million compared with EUR 84 million in the first half of 2004 (+92%): this is equivalent (excl. minority interest of EUR 1 million) to earnings per share of EUR 1.19 (previous year period: EUR 0.62). Return on equity after taxes (adjusted by the tax effect) improved to 7.7% in the first six months (full year 2004: 4.0%) and is thus already within the target range for the whole of 2005 (7.5 to 8%).

The financier of large-volume commercial real estate reported new business of EUR 8.3 billion in the first half, which was above expectations (full-year target 2005: EUR 13.5 billion). Hypo Real Estate Germany has made a significant contribution to this performance for the first time, namely around EUR 700 million.

For the second quarter of 2005, Hypo Real Estate Group reports consolidated net income before taxes of EUR 113 million (previous-year period EUR 59 million). Consolidated net income (excl. the effects from capitalised losses carried forward) for the second quarter stood at EUR 83 million (previous year period EUR 43 million). Excluding minority interest of EUR 1 million consolidated profit is EUR 82 million.

In addition, Hypo Real Estate Holding AG has announced plans to restructure the Group in order to boost its effectiveness in the markets and to reduce the overall level of complexity in the Group. The plans envisage that worldwide international business will be combined in the Stuttgart-based subsidiary Württembergische Hypothekenbank (WürttHyp). WürttHyp will take over the interest in Hypo Real Estate Bank International (HREI) in Dublin. With effect from 1 January 2006, the entire international real estate financing business of HREI is to be transferred to WürttHyp. The name of WürttHyp is to be changed to "Hypo Real Estate Bank International AG". German financing arrangements of WürttHyp will be transferred to Hypo Real Estate Bank AG in Munich which, as the second pillar of the Group, is to be responsible for all domestic business.
The former HREI will continue Capital Markets activities from Dublin as "Hypo Public Finance Bank" and as a subsidiary of the new Hypo Real Estate Bank International AG; these activities will be expanded to include the public finance sector.

As a result of the restructuring which is expected to be completed in the first half of 2006, Hypo Real Estate Holding AG will take advantage of the flexibility offered by the new Pfandbrief act in Germany. The measures will result in a considerable strengthening of staff resources at WürttHyp which has its registered offices in Stuttgart. Overall, the number of persons employed in the Group will decline from the current figure of approx. 1,260 by approx. 140 to approx. 1,120. Planned net cost savings amount to approx. EUR 25 million per annum, and these are opposed by one-off costs of EUR 30 to 35 million. A corresponding provision will be set aside in the financial statements for 2005. Despite these additional costs, the earnings forecast for 2005 for the Hypo Real Estate Group has been retained (consolidated net income before taxes of EUR 400 to 425 million). In the medium term, the Management Board anticipates that the planned Group structure will have a positive effect on the earnings situation, and is forecasting consolidated return on equity after taxes of 11 to 12% for 2007 (previous forecast: 10 to 11 %).

Hypo Real Estate
GROUP

Press Release

Hypo Real Estate Group has reported a strong first half in 2005 and plans to streamline its Group structure

- **Consolidated net income before taxes up 89% to EUR 215 million**
- **New business of EUR 8.3 billion above expectations**
- **Real estate financier plans to combine its entire international business in its subsidiary WürttHyp after the reform of the Pfandbrief act**
- **This will result in greater effectiveness on the markets, lower complexity in the Group and strong cost savings**
- **Strengthening of Germany as a financial location and also of Stuttgart**
- **New initiative in public finance from Dublin**
- **Outlook for 2005 confirmed despite one-off costs due to Group streamlining, medium-term forecast upgraded**

Munich, 10 August 2005 – In the first half of 2005, the Hypo Real Estate Group has reported strong earnings growth which was fully in line with its ambitious plans. The Group's new business of EUR 8.3 billion was above expectations, as the figure originally budgeted for the full year was approx. EUR 13.5 billion. The international financier of commercial real estate is planning far-reaching restructuring for the Group, which will increase its effectiveness on the markets and will further improve the earnings situation in the medium term.

Development of Group in H1 2005

In H1 2005, the Group reported net income before taxes of EUR 215 million, which is equivalent to growth of 89% compared with the equivalent previous year period (EUR 114 million). After taxes, net income at the six-month point increased by 92% from EUR 84 million to EUR 161 million. This figure does not include a deferred tax expense of EUR 17 million from capitalised losses carried forward. This results (excl. minority interest of EUR 1 million) in earnings per share of EUR 1.19 (previous-year period: EUR 0.62). Return on equity after taxes (adjusted by the tax effect)

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 München

improved to 7.7% (full year 2004: 4.0%), and is within the target range of 7.5 to 8% for the full year in 2005. This means that the Hypo Real Estate Group has covered its capital costs.

Operating revenues (the sum of net interest income, net commission income, net trading income, net income from investments and the balance of other operating income/expenses) increased by 5.1% in H1 from EUR 414 million in the previous year to EUR 435 million. Net interest income of EUR 330 million was lower than the corresponding previous-year figure (EUR 346 million), because new business in Q2 was not yet fully interest-bearing. All other items of operating revenues improved appreciably compared with the corresponding previous-year figures.

The addition to provisions for losses on loans and advances amounted to EUR 71 million, and accordingly more than halved compared with the previous-year figure (down by EUR 75 million from EUR 146 million), which included a pro-rata risk shelter of EUR 65 million provided by HVB AG to Hypo Real Estate Bank AG.

General administrative expenses of EUR 149 million were roughly in line with the figure seen in the first half of 2004. Higher operating revenues and a stable cost situation saw the cost-income ratio improve from 37.7% in 2004 to 34.3%.

The lending volume declined from EUR 99.1 billion as of 31 December 2004 to EUR 95.6 billion, whereby growth in the international portfolio is opposed by further downsizing of the Germany portfolio. Despite the lower lending volume, total consolidated assets at the Hypo Real Estate Group amounted to EUR 153.3 billion as of 30 June 2005, up EUR 5.2 billion compared with the figure as of 31 December 2004. For instance, stronger trading activities at

"Capital Markets" resulted in higher trading positions; security purchases increased the portfolio of investments.

Development in Q2 2005

For the second quarter of 2005, Hypo Real Estate Group reports consolidated net income before taxes of EUR 113 million (previous-year period EUR 59 million). Consolidated net income (excl. the effects from capitalised losses carried forward) for the second quarter stood at EUR 83 million (previous year period EUR 43 million). Excluding minority interest of EUR 1 million consolidated profit is EUR 82 million.

Information concerning the segments

Hypo Real Estate International

New business at Hypo Real Estate Bank International amounted to EUR 5.9 billion in H1, and EUR 3.6 billion of this figure was attributable to Q2. The target for the full year is EUR 10 billion. The increasing momentum of new business shows that the new organisation and sales structure implemented at the beginning of the year, with the three platforms of Europe, America and Asia is having an effect and is producing success.

Net income before taxes improved in the first six months by 43.6% from EUR 94 million last year to EUR 135 million. Operating revenues were reported as EUR 211 million (+17.9%); it has to be borne in mind that new business written in the period under review was only partially interest bearing.

Württembergische Hypothekenbank

Württembergische Hypothekenbank (WürttHyp) has written new business of EUR 1.7 billion in H1 2005 (of which approx. EUR 900 million in Q2); this means that the segment should be able to at least reach its full-year target of

EUR 2.5 billion. As has been the case in previous years, new business is attributable almost exclusively to other European countries. The development in earnings was very positive: Net income before taxes improved by 25% in the first six months from EUR 32 million in the previous year to 40 million. Operating revenues improved by 14.3% to EUR 64 million.

Hypo Real Estate Germany

With new business of around EUR 700 million written in the first half (of which approx. EUR 400 million in Q2), it is already evident that the segment will outperform the original full-year target of EUR 1 billion in the first full year after new business was resumed by Hypo Real Estate Bank AG – whilst complying with the familiar strict risk guidelines. Net income before taxes was reported as EUR 52 million in H1, compared with EUR -1 million in the corresponding previous-year period. The strategy of considerably downsizing the portfolio last year resulted in a 10.5% decrease in operating revenues to EUR 162 million. However, as a result of the better portfolio quality, provisions for losses on loans and advances also declined appreciably (-45.5% to EUR 60 million). As a result of restructuring, general administrative expenses declined by 25.4% to EUR 50 million.

Future Group structure

In addition, Hypo Real Estate Holding AG has announced plans to restructure the Group in order to boost its effectiveness in the markets and to reduce the overall level of complexity in the Group. The plans envisage that worldwide international business will be combined in the Stuttgart-based subsidiary Württembergische Hypothekenbank. Instead of three operational banks, the Group will in future operate its real estate financing business from only two banks. There will thus be an even greater distinction between German and international business, as international business in future will be run from a single entity.

- It is planned that WürttHyp will take over the interest in Hypo Real Estate Bank International in Dublin and
- with effect from 1 January 2006 the entire international real estate financing portfolio of Hypo Real Estate Bank International will be transfered to WürttHyp.
- WürttHyp will then be renamed Hypo Real Estate Bank International AG and will be responsible for the worldwide international business of the Group.
- German financing arrangements of WürttHyp will be transferred to Hypo Real Estate Bank AG which, as the second pillar of the Group, will be responsible for all German business.
- The former Hypo Real Estate Bank International will continue capital markets activities from Dublin under the name "Hypo Public Finance Bank" and as a subsidiary of the new Hypo Real Estate Bank International; these activities will be extended to include public sector finance. This public finance business will comprise public-sector lending, infrastructure financing, municipal project financing and forfeiting.
- Hypo Real Estate Holding AG in Munich will continue to act as the holding company responsible for the overall Group.

Numerous advantages due to restructuring

With the restructuring which is expected to be completed in H1 2006, the Hypo Real Estate Group will also take advantage of the benefits of the new Pfandbrief act, which came into force on 19 July 2005. The act will extend the bank license of WürttHyp and will open up further scope for action beyond Pfandbrief-based business. Overall, the new structure offers numerous advantages:

- The combination of international real estate financing business will again considerably reduce the overall level of complexity in the Hypo Real Estate Group, reduce duplicated functions and further accelerate operational processes. The tried-and-tested and powerful structures of WürttHyp can be used in future for the entire international business of the Group. The existing sales structure of Hypo Real Estate Bank International, with the three platforms for Europe, Asia and the USA, will be unchanged.
- The future Hypo Real Estate Bank International will be able to combine Pfandbrief-based business and uncovered business. This will boost effectiveness in the markets – not least on the refinancing side.
- The structure will allow to offer the entire range of products and services to international customers from a single source.
- There will be a clear and transparent distinction between German and international business. In addition, there will also be complete cost and earnings transparency in future with regard to the capital markets/public finance activities.
- With a real estate financing portfolio of EUR 27.2 billion, the new Hypo Real Estate Bank International will be one of the leading international players. With shareholders' equity of EUR 2.3 billion, and a core capital ratio of approx. 8.3%, it will have a sound capital base which will permit adequate growth opportunities (pro-forma figures as of 30 June 2005).
- The planned net cost savings from the restructuring amount to approx. EUR 25 million per annum; these savings are opposed by one-off costs of EUR 30 to 35 million, and a corresponding provision will be set aside in the financial statements for 2005.

Overall, according to plans, the leaner Group structure will result in the number of persons employed at the Hypo Real Estate Group declining by approx. 140 from the current figure of approx. 1,260 to around 1,120 in H1 2006.

Strengthening of Germany as a financial location and Stuttgart

The strengthening of Germany as a financial location and Stuttgart is demonstrated by the future number of employes at Hypo Real Estate Bank International. The number of persons employed at the bank with registered office in Stuttgart will increase worldwide from the current figure of approx. 180 to around 475 as a result of commencing international business and operational growth.

Changes in the Management Boards of the subsidiaries

The restructuring will also result in changes in the Management Boards of the subsidiaries of Hypo Real Estate Holding AG. The Management Board of the future **Hypo Real Estate Bank International** will consist of Dr. Paul Eisele (Spokesman), Dr. Robert Grassinger (Deputy Spokesman, Treasury/Capital Markets), Jürgen Fenk (sales - international platforms), Manfred Weil (sales "Platform Stuttgart/Württhyp") and Friedrich Ladda (portfolio Germany). This team will be enhanced by Frau Bettina von Scheven, who previously worked at Deutsche Bank in London, and who will be responsible for risk management no later then from 1 January 2006 onwards. Stephan Bub will be the CEO of the new **Hypo Public Finance Bank** in Dublin. The board of this bank will also comprise Tom Glynn (Deputy CEO, Treasury), Heather Nesbitt (CFO) and James Campbell (COO/IT). Herr Eckehard Dettinger-Klemm will join the Management Board of **Hypo Real Estate Bank AG** as of 1 January 2006, where he will be responsible for Treasury. Some of these announced appointsments as well as

separate restructuring measures still have to be approved by the relevant supervisory authorities.

Forecast for the whole of 2005 and outlook

Despite the additional charges of EUR 30 to 35 million attributable to one-off costs of the restructuring, the Management Board is confirming its previous forecasts for the whole of 2005. The Management Board is still predicting that consolidated net income before taxes will increase to EUR 400 to 425 million, compared with EUR 221 million in 2004, combined with return on equity after taxes of 7.5 to 8%. On this basis, 2005 will be the first year that the Hypo Real Estate Group will cover its capital costs – two years sooner than originally planned when the Group was spun off from the HVB Group in the autumn of 2003.

In the medium term, the planned Group structure will have a positive impact on the earnings situation of the Hypo Real Estate Group as a result of the cost savings, greater growth opportunities and optimisation of the capital ratios. For this reason, the Management Board is raising its forecast for return on equity after taxes in 2007 to a range of 11 to 12%. The previous aim was 10 to 11%.

Georg Funke, Chairman of the Management Board of Hypo Real Estate Holding AG: "Change and flexibility are key parameters of our Group. With the new structure, we will take advantage of the opportunities arising from the new Pfandbrief act in Germany, and will boost the competitiveness of the Hypo Real Estate Group. The fact that we will combine our international operations in the future Hypo Real Estate Bank International will enhance the profitability of our Group. It also shows how Germany as a financial location can be strengthened by the right political reforms."

Press contact:
Oliver Gruss
Phone: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
Email: oliver.gruss@hyporealestate.com

Notes for editors:
Further information concerning today's release will be announced in a telephone press conference with Georg Funke, Chairman of the Management Board of Hypo Real Estate Holding AG, and Dr. Markus Fell, CFO. Please contact the Press Department for further details.

Hypo Real Estate Group

Diagrams of Group structure

Current structure


Hypo Real Estate Holding AG
Hypo Real Estate Bank AG (Munich)
Hypo Real Estate Bank International (Dublin)
Württhyp (Stuttgart)
Europe
US
Asia
Sales WH/representative agencies

Target structure


Hypo Real Estate Holding AG
Hypo Real Estate Bank AG (Munich)
Hypo Real Estate Bank International AG (Stuttgart)
Hypo Public Finance Bank puc (Dublin)
Sales WH/ representative agencies
Europe
US
Asia

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 München

Hypo Real Estate Group
Operating performance (IFRS)

Income/expenses in € million

	HREI	WürttHyp	HREGe	Other/ Consoli-dation	HREG
Net interest income					
1.1.-30.6.2005	130	63	140	-3	330
1.1.-30.6.2004	111	54	182	-1	346
Provisions for losses on loans and advances					
1.1.-30.6.2005	2	9	60	-	71
1.1.-30.6.2004	27	9	110	-	146
Net interest income after provisions for losses on loans and advances					
1.1.-30.6.2005	**128**	**54**	**80**	**-3**	**259**
1.1.-30.6.2004	**84**	**45**	**72**	**-1**	**200**
Net commission income					
1.1.-30.6.2005	60	-4	5	-	61
1.1.-30.6.2004	62	-5	-8	-	49
Net trading income					
1.1.-30.6.2005	14	-	-	-	14
1.1.-30.6.2004	2	-	-	-	2
Net income from investments					
1.1.-30.6.2005	5	5	13	-	23
1.1.-30.6.2004	3	7	6	-1	15
General administrative expenses					
1.1.-30.6.2005	74	15	50	10	149
1.1.-30.6.2004	58	15	67	9	149
Balance of other operating income/expenses					
1.1.-30.6.2005	2	-	4	1	7
1.1.-30.6.2004	1	-	1	-	2
Operating income/loss					
1.1.-30.6.2005	**135**	**40**	**52**	**-12**	**215**
1.1.-30.6.2004	**94**	**32**	**4**	**-11**	**119**
Balance of other income/expenses					
1.1.-30.6.2005	-	-	-	-	-
1.1.-30.6.2004	-	-	-5	-	-5
Net income/loss before taxes					
1.1.-30.6.2005	**135**	**40**	**52**	**-12**	**215**
1.1.-30.6.2004	**94**	**32**	**-1**	**-11**	**114**
Taxes on income[1)]					
1.1.-30.6.2005	36	2	11	5	54
1.1.-30.6.2004	22	-	6	2	30
Net income/loss[1)]					
1.1.-30.6.2005	**99**	**38**	**41**	**-17**	**161**
1.1.-30.6.2004	**72**	**32**	**-7**	**-13**	**84**

[1)] Excluding the effects from capitalised losses carried forward

Key ratios

in %

	HREI	WürttHyp	HREGe	HREG
Cost-income ratio (based on operating revenues)				
1.1.-30.6.2005	35.1	23.4	30.9	34.3
1.1.-31.12.2004	37.3	28.4	35.2	37.7
Return on equity after taxes[1)]				
1.1.-30.6.2005	11.7	11.4	4.4	7.7
1.1.-31.12.2004	10.1	9.0	-0.5	4.0

[1)] Excluding the effects from capitalised losses carried forward

Balance sheet figures

Volume of lending in € million

	HREI	WürttHyp	HREGe	Other/ Consoli-dation	HREG
31.06.2005	19,630	20,379	56,739	-1,154	95,594
31.12.2004	17,811	20,518	62,197	-1,414	99,112

Total assets in € million

					HREG
31.06.2005					153,337
31.12.2004					148,128

Key capital ratios compliant with BIS rules

Risk-weighted assets in € billion

	HREI	WürttHyp	HREGe	HREG
30.6.2005	19.9	10.6	23.0	52.9
31.12.2004	17.3	10.1	24.2	51.0

Capital ratios in %

	HREI	WürttHyp	HREGe	HREG
30.6.2005	9.1	6.8	8.0	7.9
31.12.2004[1]	9.2	7.1	8.4	8.3

[1] As per approoved annual financial statements

Summary of quarterly financial data

Hypo Real Estate Group

	2nd Quarter 2004	3rd Quarter 2004	4th Quarter 2004	1st Quarter 2005	2nd Quarter 2005
Operating performance (in € million)					
Operating revenues	212	201	220	210	225
Net interest income	180	161	176	165	165
Net commission income	25	35	10	23	38
Net trading income	2	3	6	7	7
Net income from investments	4	-1	33	11	12
Balance of other operating income/expenses	1	3	-5	4	3
Provisions for losses on loans and advances	75	75	55	35	36
General administrative expenses	77	80	86	73	76
Balance of other income/expenses	-1	-5	-13	-	-
Net income/loss before taxes	59	41	66	102	113
Net income/loss[1]	43	36	48	78	83
Key indicators					
Total volume of lending (in € billion)	105.5	106.2	99.1	96.2	95.6
Risk assets compliant with BIS rules (in € billion)	51.8	52.5	51.0	51.1	52.9
Core capital ratio compliant with BIS rules (in %)	7.9	7.8	8.3[2]	8.2	7.9
Employees	1,463	1,417	1,311	1,287	1,259

[1] Excluding the effects from capitalised losses carried forward
[2] As per approved annual financial statements

Summary of quarterly financial data (cont'd)

Hypo Real Estate International

	2nd Quarter 2004	3rd Quarter 2004	4th Quarter 2004	1st Quarter 2005	2nd Quarter 2005
Operating performance (in € million)					
Operating revenues	96	97	89	102	109
Net interest income	61	53	60	65	65
Net commission income	30	41	23	29	31
Net trading income	2	3	6	7	7
Net income from investments	3	-2	2	-	5
Balance of other operating income/expenses	-	2	-2	1	1
Provisions for losses on loans and advances	16	15	-9	2	-
General administrative expenses	32	38	40	37	37
Balance of other income/expenses	-	-	-1	-	-
Net income/loss before taxes	48	44	57	63	72
Net income/loss[1]	39	34	42	47	52
Key indicators					
Total volume of lending (in € billion)	15.9	18.2	17.8	17.9	19.6
Risk assets compliant with BIS rules (in € billion)	15.1	16.8	17.3	17.8	19.9
Core capital ratio compliant with BIS rules (in %)	9.6	8.7	9.2[2]	10.1	9.1
Employees	464	502	504	499	484

[1] Excluding the effects from capitalised losses carried forward
[2] As per approved annual financial statements

Württembergische Hypothekenbank

	2nd Quarter 2004	3rd Quarter 2004	4th Quarter 2004	1st Quarter 2005	2nd Quarter 2005
Operating performance (in € million)					
Operating revenues	27	28	32	32	32
Net interest income	28	28	26	30	33
Net commission income	-1	1	-2	-2	-2
Net trading income	-	-	-	-	-
Net income from investments	-	-2	9	4	1
Balance of other operating income/expenses	-	1	-1	-	-
Provisions for losses on loans and advances	4	5	9	3	6
General administrative expenses	7	9	9	8	7
Balance of other income/expenses	-	-	-	-	-
Net income/loss before taxes	16	14	14	21	19
Net income/loss	16	14	13	19	19
Key indicators					
Total volume of lending (in € billion)	19.0	19.5	20.5	20.3	20.4
Risk assets compliant with BIS rules (in € billion)	9.2	9.4	10.1	10.5	10.6
Core capital ratio compliant with BIS rules (in %)	7.0	7.5	7.1[1]	6.8	6.8
Employees	174	173	171	178	179

[1] As per approved annual financial statements

Hypo Real Estate Germany

	2nd Quarter 2004	3rd Quarter 2004	4th Quarter 2004	1st Quarter 2005	2nd Quarter 2005
Operating performance (in € million)					
Operating revenues	90	78	99	77	85
Net interest income	91	82	90	72	68
Net commission income	-4	-7	-10	-3	8
Net trading income	-	-	-	-	-
Net income from investments	2	3	22	7	6
Balance of other operating income/expenses	1	-	-3	1	3
Provisions for losses on loans and advances	55	55	55	30	30
General administrative expenses	34	28	31	24	26
Balance of other income/expenses	-1	-5	-11	-	-
Net income/loss before taxes	-	-10	2	23	29
Net income/loss[1]	-6	-3	-	19	22
Key indicators					
Total volume of lending (in € billion)	71.5	69.2	62.2	59.2	56.7
Risk assets compliant with BIS rules (in € billion)	27.8	26.9	24.2	23.4	23.0
Core capital ratio compliant with BIS rules (in %)	7.6	7.7	8.4[2]	7.9	8.0
Employees	784	698	592	560	544

[1] Excluding the effects from capitalised losses carried forward
[2] As per approved annual financial statements

Hypo Real Estate
GROUP

Interim Report as of 30 June 2005

Financial Highlights

Operating performance		1.1.-30.6.2005	1.1.-30.6.2004
Net income/loss before taxes	in € million	215	114
Net income/loss [1]	in € million	161	84
Earnings per share [1]	in €	1.19	0.62
Key ratios		**1.1.-30.6.2005**	**1.1.-31.12.2004**
Return on equity after taxes [1]	in %	7.7	4.0
Cost-income ratio (based on operating revenues)	in %	34.3	37.7
Balance sheet figures		**30.6.2005**	**31.12.2004**
Total assets	in € billion	153.3	148.1
Equity (excluding revaluation reserve)	in € billion	4.4	4.3
Key capital ratios compliant with BIS rules		**30.6.2005**	**31.12.2004**
Core capital	in € billion	4.2	4.2 [2]
Equity funds	in € billion	6.2	6.1 [2]
Risk assets	in € billion	52.9	51.0
Core capital ratio	in %	7.9	8.3 [2]
Equity funds ratio	in %	11.2	11.7 [2]
Personnel		**30.6.2005**	**31.12.2004**
Employees		1,259	1,311
Portfolio figures		**30.6.2005**	**31.12.2004**
Volume of international real estate financing	in € billion	28.6	26.3
Volume of German real estate financing	in € billion	32.8	33.4
Volume of public financing	in € billion	63.0	66.3

[1] Excluding the effects from capitalised losses carried forward [2] As per approved annual financial statements

Ratings as of 2 June 2005

	Moody's	S&P	Fitch Ratings
Hypo Real Estate Bank International puc Long-term/short-term/outlook	A3/P-2/Positive	A-/A-2/Stable	-
Württembergische Hypothekenbank AG Long-term/short-term/outlook	A2/P-1/Stable	A-/A-2/Stable	-
Hypo Real Estate Bank AG Long-term/short-term/outlook	A3/P-2/Stable	BBB/A-3/Positive	BBB/F3/Positive

Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

Content

Letter from the Management Board

Dear shareholders,

In the first six months of 2005, the Hypo Real Estate Group has reported sound earnings growth which is fully in line with our expectations. This is applicable for the overall and also for all three operational entities. With consolidated six-month net income before taxes of € 215 million, we are making good progress towards attaining our target of € 400 million to € 425 million for the full year. It is thus very likely that this year will be the first time that we will cover our capital costs of 7.5 % to 8 % after taxes.

A particularly welcome aspect is that new business has picked up pace strongly compared with the first three months. Accordingly, Hypo Real Estate International generated a volume of around € 5,9 billion in the first half, and of this figure € 3.6 billion was attributable to the second quarter. Our aim of generating new business of € 10 billion in the full year is accordingly more than realistic in this context. It is also apparent that the new organisation and sales structure of our international business, which we installed at the beginning of this year, is now taking effect and showing success.

The business segment Württembergische Hypothekenbank is also making good progress in terms of new business: With a volume of € 1.7 billion achieved in the first six months, we should at least be able to meet our target of € 2.5 billion for the full year.

In Germany, where we have been writing new business only since the autumn of 2004 following the early completion of the restructuring process, the business segment Hypo Real Estate Germany generated a volume of € 0,7 billion in the first half; this means that we will exceed our original target of € 1 billion for the full year – in full compliance with the accustomed strict risk guidelines. Hypo Real Estate Bank AG has accordingly been able to rapidly establish confidence among investors and strengthen its position as a major player on the German real estate financing market.

The operational progress achieved at Hypo Real Estate Germany has also been recognised by the leading rating agencies. Standard & Poor's changed its outlook for Hypo Real Estate Bank AG at the beginning of April 2005 from stable to positive; at the beginning of June, Moody's followed by upgrading its long-term rating from Baa1 to A3 with a stable outlook. This recognised the improved margin situation, capital backing and efficiency of the bank. These ratings will help us to further improve the refinancing conditions of Hypo Real Estate Bank AG.

In the second quarter, the Hypo Real Estate Group also strengthened its position as a leading international financier of large-volume commercial real estate, and further increased its internal efficiency. A further step in the direction of simplifying the structure is the delisting of Württembergische Hypothekenbank by a squeeze-out, pursuant to a resolution of the Annual General Meeting of the Stuttgart-based subsidiary on 12 May 2005. As part of this procedure, the minority shareholders of Württembergische Hypothekenbank, who recently held less than 3 % of the company's share capital, have received a cash settlement. The squeeze-out has since been entered into the commercial register.

The Annual General Meeting of Hypo Real Estate Holding AG was held on 20 May 2005; this was the second Annual General Meeting following the spin-off of the company from the HVB Group in the autumn of 2003. All proposed resolutions on the agenda were adopted with a great majority. The Management Board would like at this point to again thank all shareholders for the confidence which they have shown in the company. We shall continue to do our utmost to justify this confidence.

One of the adopted items on the agenda comprised the conversion of 3.64 million preference shares with no voting rights, all of which were owned by the Bayerische Landesstiftung and which were not listed, into ordinary shares with voting rights. The ordinary shares which arose as a result of the conversion were initially admitted to trading on 29 June 2005. This measure has further improved the image of our company on the capital market. The market capitalisation has increased by around 2,8 % as a result of the new ordinary shares being admitted to trading; Hypo Real Estate Holding AG now also has share capital with a uniform structure.

Dear shareholders, on many occasions, we have emphasised that flexibility and change are key parameters of our Group. We do not simply take action for the sake of doing so, but we also do not make the error of not taking advantage of opportunities which might increase our competitiveness.

Such an opportunity presents the new Pfandbriefgesetz which came into force in July of this year. This new law will enhance the traditional mortgage banks' banking licence in a way which will open up new scope for action in addition to Pfandbrief-based business. We are now able to combine our international lending business, which was previously handled by Hypo Real Estate Bank International in Dublin and also by the Stuttgart-based Württembergische Hypothekenbank, in a single legal entity – namely Württembergische Hypothekenbank. This means that by a relevant

reorganisation will be an even greater distinction in future between German and international business on the one hand, and between real estate finance and public finance/capital markets on the other hand in the Hypo Real Estate Group. Our Capital Markets entity will remain in Dublin, and we will expand this entity in future to include a public finance sector, in other words, products and services related to this sector.

It is envisaged that Württembergische Hypothekenbank will take over the interest in Hypo Real Estate Bank International and with effect from 1 January 2006, the entire international real estate financing portfolio of Hypo Real Estate Bank International will be transferred to Württembergische Hypothekenbank. Württembergische Hypothekenbank will then be renamed Hypo Real Estate Bank International AG, located in Stuttgart, and will be responsible for world-wide international financing business of the Group. The German financing portfolio of Württembergische Hypothekenbank will be transferred to Hypo Real Estate Bank AG in Munich, which will be responsible for all domestic business as the second pillar of the Group. The existing Hypo Real Estate Bank International in Dublin will be a subsidiary of the new Hypo Real Estate Bank International in Stuttgart and will be responsable for continuing the Capital Markets Business as "Hypo Public Finance Bank". Hypo Real Estate Holding AG in Munich will retain its function as the holding company responsible for Group management. Our aim is to complete the entire restructuring process in the first six months of next year.

The new structure will provide our Group with numerous advantages:

- We will be able to again significantly reduce complexity in the Hypo Real Estate Group and minimise duplicate functions. Our processes in operational business will accelerate further. The powerful structures of Württembergische Hypothekenbank will be utilised for the entire international lending business of the Group.
- The future Hypo Real Estate Bank International will be able to combine Pfandbrief-based business and unsecured business. This will boost our strength in the markets, not least in terms of refinancing, which is a particularly important aspect for us.
- There will be a clearer and more transparent distinction between German and international lending business. In addition, there will also be complete cost and earnings transparency for Public Finance/Capital Market activities.

- The new Hypo Real Estate Bank International will be one of the leading international players, with a real estate financing portfolio of € 27.2 billion (pro-forma basis as of 30 June 2005). With shareholders' equity of € 2.3 billion, it will have a sound capital base which will offer attractive opportunities for further growth.

According to current planning, the leaner Group structure will result in the number of persons employed in the Hypo Real Estate Group being reduced from the current figure of 1,259 by approx. 140 by the first six months of 2006. The head-count reduction in Dublin will be opposed by a slight increase in the number of persons employed at the future Hypo Real Estate Bank International at Stuttgart location. The planned net cost savings resulting from the restructuring process will be around € 25 million per annum, and this has to be viewed within the context of one-off costs of € 30 million to € 35 million. We are setting aside appropriate provisions in 2005 in order to cover these costs. Despite these additional costs, we have retained our earnings forecast for 2005 (consolidated net income before taxes of € 400 million to € 425 million).
In the medium term, we of course expect that the planned Group structure will have a positive impact on the earnings situation of our Group. For this reason, we have upgraded our forecast for return on equity after taxes in 2007 to a range of 11 % to 12 %. We had previously been assuming 10 % to 11 %.

The streamlining of our Group structures shows how the position of Germany as a financial centre can be strengthened by the right political reforms. I am certain that we shall take advantage of the opportunities resulting from the restructuring process and that we will thus continue the success story of the Hypo Real Estate Group.

Kind regards

Georg Funke

Chairman of the Management Board

Results from the Annual General Meeting of Hypo Real Estate Holding AG

The second Annual General Meeting of Hypo Real Estate Holding AG was held on 20 May 2005 in the ICM in Munich. The Management Board and Supervisory Board provided details of the company's financial performance for 2004 in the presence of 2000 shareholders (representing 28.05% of share capital). The Annual General Meeting adopted the resolutions proposed by the executive bodies, each with a large majority.

Accordingly, in addition to approving the actions of the Management Board and Supervisory Board, the Annual General Meeting on this occasion approved a resolution for the first time regarding the payment of a dividend of €0.35 per share. In addition, it was decided that all approx. 3.64 million preference shares of Bayerische Landesstiftung (approx. 2.71 % of share capital) would be converted into ordinary shares in return for a payment of a conversion premium equivalent to € 2.50 per share. This conversion process has now been completed.

The Annual General Meeting also adopted the proposal of the executive bodies regarding authorisation for the company to purchase and dispose of its own shares as well as the proposals regarding changes to the articles of association in relation to the Pfandbriefgesetz (Pfandbrief act) and the Gesetz zur Unternehmensintegrität und Modernisierung des Anfechtungsrechtes (UMAG – Integrity of Companies and Modernisation of Invalidation Actions in Company Law Matters Act).

Hypo Real Estate Holding Shares

During the second quarter, the main factors affecting the market were the strengthening US Dollar and record oil prices. For the German market, an additional aspect was strong positive sentiment in view of the prospects of new elections. Between April and June, the international benchmark index Dow Jones Industrial Average declined by 2.2 %, and the Euro STOXX 50 increased by 4.1 %. The German indices DAX and MDAX considerably outperformed the Dow Jones Industrial Average, with growth of 5.5 % and 11.1 % respectively. The Prime Banks index which is important for the shares increased by 4.6 %.

Share price development in the 2nd quarter 2005


112
110
108
106
104
102
100
98
96
94
92
HRX indexed
MDAX indexed
CXPB indexed
7.4.05
25.4.05
11.5.05
27.5.05
14.6.05
30.6.05

Following the strong gains seen in previous quarters, the shares experienced sideways consolidation in the second quarter of this year. The share price declined by 2.1 %; this performance was in line with the performance of the Dow Jones Industrial Average, and was 6.6 and 7.5 percentage points worse than the performance achieved by the Benchmark Prime Banks and the DAX index respectively. The overall trend reflected profit-taking of investors with a relatively short-term horizon, whereas investors who tend to look to the long term took advantage of opportunities to buy into the shares. The conversion and subsequent listing of the former preference shares increased the market capitalisation of Hypo Real Estate Holding shares by 2.8 %.

Key facts about Hypo Real Estate Holding shares 2005

Securities code number ordinary shares		802 770
ISIN ordinary shares		DE 000 802 770 7
SE Code		HRX
Number of listed shares	Units	134,072,175
Average number of listed shares in Q2	Units	130,545,726
Market capitalisation as of 30.6.05	€ million	4,222
Number of ordinary shares as of 30.6.05	Units	134,072,175
Earnings per share[1]	€	1.19
High Q2[2]	€	33.84
Low Q2[2]	€	30.50
Initial listing on 06.10.03	€	11.25
Quarterly closing price[2]	€	31.49
Shareholders known to have a more than 5 % holding		Brandes Investment Partners Barclays Global Investors UK Holding Limited[3]

[1] Exluding the effects from capitalised losses carried forward [2] Xetra closing prices on the Frankfurt stock exchange
[3] since 21 July 2005

Hypo Real Estate Group

Development in Earnings

With net income before taxes of € 215 million, the Hypo Real Estate Group has slightly exceeded its six-month target. With return on equity after taxes of 7.7 % (excluding the effects from capitalised losses carried forward), it has covered its capital costs.

Accordingly, the new business in real estate financing increased appreciably in the second quarter as expected; the volume of new business in the quarter amounted to € 5 billion (first quarter: € 3.3 billion). Because new business was not yet fully interest-bearing, total operating revenues of € 435 million in the first half were lower than originally planned but in the second quarter already in line with budget (€ 225 million). However the lower operating revenues were opposed by lower general administrative expenses (€ 149 million), which meant that the cost-income ratio of 34.3 % was within the target range. The much lower addition to provisions for losses on loans and advances of € 71 million underlines the high portfolio quality.

Operating performance in € million	1.1.–30.6.2005	Budget 1/2 of 2005	Budget 2005
Operating revenues	435	448 to 458	895 to 915
Provisions for losses on loans and advances	71	95 to 90	190 to 180
General administrative expenses	149	158 to 153	315 to 305
Net income/loss before taxes	215	200 to 213	400 to 425
Key ratios in %	**1.1.–30.6.2005**		**Budget 2005**
Return on equity after taxes[1]	7.7		7.5 to 8.0
Cost-income ratio (based on operating revenues)	34.3		35.2 to 33.3

[1] Excluding the effects from capitalised losses carried forward

Key Financials

Hypo Real Estate Group		
Operating performance in € million	**1.1.–30.6.2005**	**1.1.–30.6.2004**
Operating revenues	435	414
Provisions for losses on loans and advances	71	146
General administrative expenses	149	149
Balance of other income/expenses	–	–5
Net income/loss before taxes	215	114
Net income/loss[1]	161	84
Key ratios in %	**1.1.–30.6.2005**	**1.1.–31.12.2004**
Return on equity after taxes[1]	7.7	4.0
Cost-income ratio (based on operating revenues)	34.3	37.7
Key indicators	**30.6.2005**	**31.12.2004**
Total volume of lending in € billion	95.6	99.1
Risk assets compliant with BIS rules in € billion	52.9	51.0
Core capital ratio compliant with BIS rules in %	7.9	8.3[2]
Employees	1,259	1,311

[1] Excluding the effects from capitalised losses carried forward [2] As per approved annual financial statements

Compared with the first six months of the previous year, the development in earnings is as follows:

Operating revenues Total operating revenues increased by € 21 million to € 435 million. It has overall been possible to compensate for the effects of downsizing the domestic portfolio by means of international growth and new capital market products. Net interest income of € 330 million was still lower than the corresponding previous year figure (€ 346 million) because new business in the second quarter was not yet fully interest-bearing; on the other hand, net commission income rose from € 49 million last year to € 61 million. Net trading income in second quarter was fortunately stable, and is now running at € 14 million (previous year: € 2 million). Net income from investments increased by € 8 million to € 23 million. The balance of other operating income/ expenses amounted to € 7 million (compared with € 2 million in the previous year).

Provisions for losses on loans and advances The addition to provisions for losses on loans and advances amounted to € 71 million, and has accordingly declined by more than half compared with the previous year (€ 75 million from € 146 million), when a pro-rata risk shelter of € 65 million provided by HVB AG to Hypo Real Estate Bank AG was recognised. It was only possible for portfolio-based allowances to be set aside in relation to the portfolio development, and this also underlines the successful portfolio streamlining at Hypo Real Estate Bank AG as well as the cautious risk policy of the Hypo Real Estate Group. If this risk shelter is disregarded, the addition to provisions for losses on loans and advances declined by € 140 million compared with the previous year.

Net interest income after provisions for losses on loans and advances thus totals € 259 million compared with € 200 million last year.

General administrative expenses General administrative expenses are unchanged compared with last year, namely € 149 million; the savings at Hypo Real Estate Bank AG due to the restructuring process were opposed by higher expenses attributable to the international expansion and the process of setting up the "Capital Markets" unit. As a result of higher operating revenues, the cost-income ratio accordingly improved from 37.7 % in 2004 to 34.3 %.

Balance of other income/expenses The balance of other income/expenses totalled € 0 million; the previous year figure of € –5 million is attributable entirely to the restructuring of Hypo Real Estate Bank AG.

Net income / loss before taxes Net income before taxes increased from € 114 million last year to € 215 million.

Net income / loss After taxes (excluding the deferred tax expense from capitalised losses carried forward of € 17 million), net income for the six-month period amounted to € 161 million (previous year: € 84 million), which is equivalent to a much improved return on equity of 7.7 % (2004: 4 %).

Including the effects from capitalised losses carried forward net income amounted to € 144 million. Of this figure, € 143 million is attributable to the shareholders, and € 1 million is attributable to minority interests.

Balance Sheet Development

As of 30 June 2005, the total volume of lending declined by € 3.5 billion to € 95.6 billion (31 December 2004: € 99.1 billion), whereby the growth in the international portfolio is opposed by further downsizing of the domestic portfolio. Accordingly, the volume of lending at Hypo Real Estate International increased by € 1.8 billion, but declined by € 5.5 billion at Hypo Real Estate Germany; At Württembergische Hypothekenbank, the volume of lending was virtually unchanged (€ –0.1 billion). Contingent liabilities totalled € 4.1 billion (31 December 2004: € 4.6 billion), including guarantee obligations of Hypo Real Estate Bank International with regard to HVB AG of € 1.8 billion, which were provided within the context of the synthetic transfer of the "Western Europe" real estate financing portfolio.

Despite the lower lending volume total assets increased by € 5.2 billion to € 153.3 billion (31 December 2004: € 148.1 billion). Extended trading activities, mainly in the "Capital Markets" unit, resulted in higher trading positions; security purchases increased the portfolio of investments. Other assets/liabilities reflect higher positive and negative fair values of hedging derivatives. The increased tax assets/liabilities are almost exclusively attributable to deferred taxes.

Placements with, and loans and advances to, other banks and loans and advances to customers increased by a total of € 2.4 billion, whereas securitised liabilities declined by € 2.1 billion.

Equity (excluding revaluation reserve) amounts to € 4.4 billion, compared with € 4.3 billion last year. The AfS reserve and cashflow hedge reserve are disregarded for the purpose of calculating return on equity.

Key Capital Ratios compliant with BIS Rules

As of 30 June 2005, the Hypo Real Estate Group enjoys sound capital backing overall and also in the individual segments. Core capital is unchanged at € 4.2 billion compared with the end of last year, and equity funds amounted to € 6.2 billion (31 December 2004: € 6,1 billion). Risk assets increased by € 1.9 billion to € 52.9 billion as a result of the higher new business; this confirms the budgeted range of € 56 billion to € 57 billion by the end of the year, which reflects the new business planned for the full year.

The core capital ratio is accordingly 7.9 % (31 December 2004: 8.3 %), and the equity funds ratio is 11.2 % (31 December 2004: 11.7 %).

in € billion	30.6.2005	Budget 2005
Risk assets compliant with BIS rules	52.9	56.0 to 57.0

Events after 30 June 2005

The legal actions which were pending before the Stuttgart district court against the resolution adopted by the Annual General Meeting on 12 May 2005 with regard to squeezing out the minority shareholders, have been terminated on 21 July 2005 by way of court settlement. Consequently the "squeeze-out" has been entered in the commercial register and has thus become effective. According to the settlement, the cash compensation for the minority shareholders has been increased and now amounts to €58.50 per share.

Outlook

Despite the provisions required in the course of the reorganisation, the Management Board, in view of the fact that net income before taxes has exceeded the pro-rata target of €400 million to €425 million and return on equity after taxes has met the target of 7.5 % to 8 % at the end of the first half in 2005, still expects that the full-year target will be met. For details concerning the strategic redirection of the business segments, mentioned in the letter of the Management Board, see chapter "Redefinition of the Business Segments".

Business Segments

Hypo Real Estate International

Overview Hypo Real Estate International was again successful in the second quarter. The platform strategy has been successfully implemented, and has generated new business above the target.

Development in Earnings With net income before taxes of € 135 million, Hypo Real Estate International is at the upper end of the pro-rata budgeted range for 2005 – net income before taxes of € 250 million to € 270 million – and is € 41 million up compared with last year (€ 94 million).

in € million

	1.1.–30.6.2005	Budget 1/2 of 2005	Budget 2005
Net income/loss before taxes	135	125 to 135	250 to 270

After taxes (€ 36 million), net income at the business segment is € 99 million (compared with € 72 million last year), which corresponds to an increase in return on equity from 10.1 % (adjusted by the effect of capitalised losses carried forward) in 2004 to 11.7 %.

Accordingly, total operating revenues have increased from € 179 million to € 211 million as a result of the portfolio growth and the additional earnings contributions by the "Capital Markets" unit. Net interest income improved from € 111 million in the corresponding previous year period to € 130 million, due mainly to the new business of last year and the current year. Net commission income of € 60 million is only slightly down compared with last year (€ 2 million). Net trading income in the second quarter was fortunately stable, and is now € 14 million compared with € 2 million last year. It is attributable primarily to the "Capital Markets" unit, which was still being in set up process in 2004.

There were no individual allowances required in the business segment in the first half of 2005. Accordingly, only € 2 million was added to provisions for losses on loans and advances (compared with € 27 million in the previous year), as portfolio-based allowances can only be set aside in relation to the portfolio development.

As a result of international expansion and the newly established "Capital Markets" unit, general administrative expenses in the business segment have increased to € 74 million (previous year: € 58 million); as a result of much higher operating revenues, the cost- income ratio has improved from 37.3 % in 2004 to 35.1 %.

Key Financials

Hypo Real Estate International		
Operating performance in € million	**1.1.–30.6.2005**	**1.1.–30.6.2004**
Operating revenues	211	179
Provisions for losses on loans and advances	2	27
General administrative expenses	74	58
Balance of other income/expenses	–	–
Net income/loss before taxes	135	94
Net income/loss	99	72
Key ratios in %	**1.1.–30.6.2005**	**1.1.–31.12.2004**
Return on equity after taxes	11.7	10.1
Cost-income ratio (based on operating revenues)	35.1	37.3
Key indicators	**30.6.2005**	**31.12.2004**
Total volume of lending in € billion	19.6	17.8
Risk assets compliant with BIS rules in € billion	19.9	17.3
Core capital ratio compliant with BIS rules in %	9.1	9.2[1]
Employees	484	504

[1] As per approved annual financial statements

Portfolio Development The loan portfolio, which compared with documentary credit volume also includes commitments and securities in the following, amounted to € 24.9 billion as of 30 June 2005 and, after maturities and repayments, had increased by € 2.1 billion compared with 31 December 2004. This figure also includes € 0.5 billion for US business and € 0.7 billion for Great Britain business which are maintained in the accounts of Württembergische Hypothekenbank although they are guaranteed by Hypo Real Estate Bank International. Real estate financing accounts for € 19.2 billion (77 %), and public-sector financing, incl. bonds and debt securities which are held by Hypo Pfandbrief Bank International (HPBI) account for € 5.7 billion (23 %) (see also the following diagrams on page 17).

The new business volume of real estate financing with professional investors and developers increased considerably as expected in the second quarter 2005 compared with first quarter. The entire real estate new business volume for the first six months amounted to € 5.9 billion. It is accordingly much higher than originally budgeted for this period, and is much stronger than the corresponding previous year figure (€ 3.7 billion). European business accounted for € 3.9 billion, and America/Asia business accounted for € 2.0 billion.

One example taken from a wide range of arrangements is the finance of € 350 million for an office and retail property in London. In cooperation with another bank, Hypo Real Estate International took on € 185 million of this overall figure into its own books.

All transactions are characterised by a sound risk and return ratio. Calculated over all new real estate financing business, the average interest margin which we achieve is more than 140 base points. Europe accounts for 68 % of the real estate portfolio, split mainly between Great Britain, France, Spain, Italy, Scandinavia and the CEE countries. America/Asia account for 32 % of the real estate financing portfolio. The term "Others" in the diagram represents financing in Switzerland, Russia, China, etc. None of these countries represents more than 1 % of the total portfolio.

In the portfolio breakdown based on types of premises financed, office buildings and retail premises as well as commercial housing construction are predominant, in line with company strategy.

Total loan portfolio as of 30 June 2005


Public sector financing: 23 %
Real estate financing: 77 %

Real estate financing by region as of 30 June 2005


Others: 2 %
Germany: 5 %
CEE: 5 %
Japan: 5 %
Scandinavia: 4 %
Netherlands: 1 %
Great Britain: 22 %
US: 27 %
France: 17 %
Italy: 5 %
Spain: 7 %

The main countries included in CEE are Hungary, Poland and the Czech Republic.

Real estate financing portfolio by property type as of 30 June 2005


Residential: 20 %
Hotels: 4 %
Logistics/Warehouse: 5 %
Others: 7 %
Offices: 45 %
Retail: 19 %

Württembergische Hypothekenbank

Overview The performance of Württembergische Hypothekenbank continued its very solid development from the first quarter. The shareholder's meeting on 12 May 2005 passed a resolution on the exclusion of minority shareholders which has since been entered into the commercial register (thereby having become effective). As a result of the excellent performance, Moody's has upgraded its long-term rating from A3 to A2 and its short-term rating from P-2 to P-1, and the outlook has been set to stable. Pfandbrief ratings are on a watch list for a possible upgrade.

Development in Earnings With net income before taxes of € 40 million, Württembergische Hypothekenbank after six months significantly exceeds the budget for the the full year 2005 – net income before taxes of € 65 million to € 70 million.

in € million	1.1.–30.6.2005	Budget 1/2 of 2005	Budget 2005
Net income/loss before taxes	40	33 to 35	65 to 70

Compared with last year (€ 32 million), net income before taxes has improved by € 8 million. After deferred income tax expense of € 2 million – current income taxes do not incur at Württembergische Hypothekenbank due to the profit-and-loss transfer agreement with Hypo Real Estate Holding AG – net income for the business segment is accordingly € 38 million (previous year: € 32 million); return on equity has thus risen from 9 % in 2004 to 11.4 %.

Total operating revenues in the segment have improved by € 8 million to € 64 million, and this mainly reflects the expansion of international business. With general administrative expenses unchanged at € 15 million, the cost-income ratio has fallen to 23.4 % (2004: 28.4 %). The addition to provisions for losses on loans and advances was unchanged compared with the corresponding previous year period, namely € 9 million.

Key Financials

Württembergische Hypothekenbank		
Operating performance in € million	**1.1.–30.6.2005**	**1.1.–30.6.2004**
Operating revenues	64	56
Provisions for losses on loans and advances	9	9
General administrative expenses	15	15
Balance of other income/expenses	–	–
Net income/loss before taxes	40	32
Net income/loss	38	32
Key ratios in %	**1.1.–30.6.2005**	**1.1.–31.12.2004**
Return on equity after taxes	11.4	9.0
Cost-income ratio (based on operating revenues)	23.4	28.4
Key indicators	**30.6.2005**	**31.12.2004**
Total volume of lending in € billion	20.4	20.5
Risk assets compliant with BIS rules in € billion	10.6	10.1
Core capital ratio compliant with BIS rules in %	6.8	7.1[1]
Employees	179	171

[1] As per approved annual financial statements

Portfolio Development The loan portfolio, which compared with the documentary credit volume in the following comments also contains commitments and securities, amounted to € 28.3 billion as of 30 June 2005, and had increased by € 1.3 billion compared with 31 December 2004 after maturities and repayments. Real estate financing accounts for approx. € 12.3 billion (44 %), and public-sector financing, incl. bonds and debt securities accounts for € 16 billion (56 %) (see also following diagrams).

The volume of new business in real estate financing amounted to € 1.7 billion in the first half of 2005, and was accordingly above pro-rata budget. It was generated almost exclusively in the foreign target markets of Western Europe, and is considerably higher than the corresponding previous year figure of € 1.2 billion. New commitments were made without any concessions to the strict requirements in terms of risk and return, and will accordingly also ensure strong credit portfolio quality in the long term. Overall, the volume of real estate financing after maturities and repayments increased by approx. € 0.3 billion compared with 31 December 2004.

The international content of the real estate financing portfolio is now 65 %, compared with 62 % at the end of 2004, and comprises mainly the regions of Great Britain, France, the Netherlands and Scandinavia.

Public sector lending business will not be actively pursued in 2005. Ahead of planned maturities in the cover pool and also to optimise the bank's liquidity position, public sector bonds and debt securities worth € 2.3 billion were purchased in the period under review. After maturities, public sector financing had accordingly increased by € 1 billion compared with 31 December 2004.

With regard to the composition of the entire real estate financing portfolio based on financed types of property, the predominant types are still office buildings, the mainly commercial housing and retail premises.

Rule 12g3-2(b), File No. 82-34748

Total loan portfolio as of 30 June 2005


Real estate financing: 44 %
Public sector financing: 56 %

Real estate financing by region as of 30 June 2005


Others: 3 %
Scandinavia: 11 %
Netherlands: 8 %
Spain: 2%
France: 11 %
Germany: 35 %
Great Britain: 30 %

Real estate financing portfolio by property type as of 30 June 2005


Others: 4 %
Residential: 32%
Hotels: 4 %
Logistics/Warehouse: 1 %
Offices: 35 %
Retail: 24 %

Hypo Real Estate Germany

Overview New business at Hypo Real Estate Germany has performed positively in line with expectations. Since their resumption the sales activities have increasingly been gathering momentum. Activities in Dortmund have been restructured in this respect. In order to guarantee more rapid processing, credit risk management and real estate financing servicing activities have been moved to Munich. The local sales unit was set up in Düsseldorf in order to be closer to the target markets. In Dortmund Collineo Asset Management GmbH was established in this context; this company's core business comprises investment advice for innovative capital market products, such as syndication, securitisation and risk trading. The positive development in business has also resulted in improved ratings at Hypo Real Estate Bank AG. Standard & Poor's has changed its rating outlook from stable to positive. Moody's has improved its long-term rating from Baa1 to A3, and has set the outlook to stable. The Pfandbrief ratings are on watch for a possible upgrade.

Development in Earnings Despite further portfolio downsizing, Hypo Real Estate Germany was able to generate net income before taxes of € 52 million; this is pro-rata within budgeted range of € 95 million to € 105 million for the full year in 2005. Last year, when Hypo Real Estate Bank AG was still very much affected by the restructuring process, net income before taxes amounted to € –1 million.

in € million

	1.1.–30.6.2005	Budget 1/2 of 2005	Budget 2005
Net income/loss before taxes	52	48 to 53	95 to 105

After taxes – excluding the deferred tax expense from capitalised losses carried forward of € 11 million – net income amounted to € 41 million (compared with € –7 million in the previous year); this is equivalent to a return on equity of 4.4 % (2004: –0.5 %).

Because of the significantly downsized portfolio, total operating revenues of € 162 million were as expected lower than was the case last year (€ 181 million). Accordingly, net interest income declined from € 182 million to € 140 million; on the other hand, net commission income improved from € –8 million to € 5 million. Net income from investments amounted to € 13 million compared with € 6 million last year.

As a result of the successful portfolio streamlining due to portfolio downsizing and portfolio sales, the need for provisions for losses on loans and advances in the segment has declined appreciably; accordingly, a total of € 60 million was added to provisions for losses on loans and advances in the six-month period. Last year, when a risk shelter of € 65 million provided by HVB AG to Hypo Real Estate Bank AG was recognised, the addition amounted to € 110 million. If the risk shelter is disregarded, the addition compared with last year's figure has accordingly declined by € 115 million, underlining the improved quality of the portfolio.

As a result of restructuring, general administrative expenses have declined from € 67 million to € 50 million. The cost-income ratio is now 30.9 %, compared with 35.2 % in 2004.

The balance of other income/expenses amounted to € 0 million; the previous year figure of € –5 million was entirely attributable to restructuring.

Key Financials

Hypo Real Estate Germany		
Operating performance in € million	**1.1.–30.6.2005**	**1.1.–30.6.2004**
Operating revenues	162	181
Provisions for losses on loans and advances	60	110
General administrative expenses	50	67
Balance of other income/expenses	–	–5
Net income/loss before taxes	52	–1
Net income/loss[1]	41	–7
Key ratios in %	**1.1.–30.6.2005**	**1.1.–31.12.2004**
Return on equity after taxes[1]	4.4	–0.5
Cost-income ratio (based on operating revenues)	30.9	35.2
Key indicators	**30.6.2005**	**31.12.2004**
Total volume of lending in € billion	56.7	62.2
Risk assets compliant with BIS rules in € billion	23.0	24.2
Core capital ratio compliant with BIS rules in %	8.0	8.4[2]
Employees	544	592

[1] Excluding the effects from capitalised losses carried forward [2] As per approved annual financial statements

Portfolio Development The loan portfolio, which compared with the documentary credit volume also contains commitments and securities in the following comments, amounted to € 71.1 billion as of 30 June 2005. Of this figure, real estate financing accounted for € 29.9 billion (42 %), and public sector financing, incl. bonds and debt securities accounted for € 41.2 billion (58 %). The portfolio of public sector finance in the first half declined by a further € 4.4 billion (approx. 10 %) compared with 31 December 2004, in line with the budget. On the other hand, the portfolio of real estate financing declined by only € 0.7 billion.

The new-business volume of real estate financing was worth € 0.7 billion in the first half of 2005, and is accordingly considerably higher than the pro-rata budgeted figure. The new business was generated exclusively in Germany in accordance with the strategy.

In addition to other transactions, new business of € 41 million was transacted at the end of June with one of the largest real estate investors in the Munich region. Finance has been provided for an existing office complex in the North of Munich. The building comprises a floor space of approx. 35,500 m², and has been let on a long-term basis to two well-known tenants.

Mortgage loans about to be prolonged amounted to € 1.7 billion; of this figure, € 1 billion (adjustment ratio approx. 60 %) was adjusted with an average margin of more than 150 base points, which was considerably higher than expectations and further optimised the earnings of the entire portfolio.

The regional breakdown of the real estate financing portfolio has remained constant compared with 31 December 2004. The breakdown is as follows: Germany (92 %) and other European countries (8 %), mainly the Netherlands, Great Britain and France. In the portfolio breakdown based on financed types of premises, the main types are housing (primarily commercial), office buildings and retail premises (approx. 91 %). Only 3 % of the portfolio represent hotel financing (see following diagram).

Total loan portfolio as of 30 June 2005


Public sector financing: 58 %
Real estate financing: 42 %

Real estate financing by region as of 30 June 2005


Netherlands: 6 %
France: 1 %
Great Britain: 1 %
Germany: 92 %

Real estate financing portfolio by property type as of 30 June 2005


Hotels: 3 %
Logistics/Warehouse: 2 %
Retail: 14 %
Offices: 19 %
Residential: 58 %
Others: 4 %

Consolidated Financial Statements

Income Statement for the Period from 1 January to 30 June 2005

Income/expenses in € million

	Notes	1.1.–30.6. 2005	1.1.–30.6. 2004	Change in € million	Change in %
Interest income	5	3,251	3,545	−294	−8.3
Interest expenses	5	2,921	3,199	−278	−8.7
Net interest income	5	**330**	**346**	−16	−4.6
Provisions for losses on loans and advances	6	71	146	−75	−51.4
Net interest income after provisions for losses on loans and advances		**259**	**200**	+59	+29.5
Commission income		83	76	+7	+9.2
Commission expenses		22	27	−5	−18.5
Net commission income	7	**61**	**49**	+12	+24.5
Net trading income	8	14	2	+12	>+100.0
Net income from investments	9	23	15	+8	+53.3
General administrative expenses	10	149	149	–	–
Balance of other operating income/expenses	11	7	2	+5	>+100.0
Operating income/loss		**215**	**119**	+96	+80.7
Balance of other income/expenses	13	–	−5	+5	+100.0
Net income/loss before taxes		**215**	**114**	+101	+88.6
Taxes on income	14	71	30	+41	>+100.0
thereof: Deferred taxes on capitalised losses carried forward		17	–	+17	>+100.0
Net income/loss		**144**	**84**	+60	+71.4
attributable to:					
Equity holders (consolidated profit)		143	83	+60	+72.3
Minority interest		1	1	–	–
		144	**84**	+60	+71.4

Earnings per share *in €*

	Notes	1.1.–30.6.2005	1.1.–30.6.2004
Earnings per share	15	1.07	0.62
Earnings per share[1]	15	1.19	0.62

[1] Excluding the effects from capitalised losses carried forward

Income Statement for the Period from 1 April to 30 June 2005

Income/expenses in € million

	1.4.–30.6. 2005	1.4.–30.6. 2004	Change in € million	Change in %
Interest income	1,609	1,748	–139	–8.0
Interest expenses	1,444	1,568	–124	–7.9
Net interest income	**165**	**180**	–15	–8.3
Provisions for losses on loans and advances	36	75	–39	–52.0
Net interest income after provisions for losses on loans and advances	**129**	**105**	+24	+22.9
Commission income	48	34	+14	+41.2
Commission expenses	10	9	+1	+11.1
Net commission income	**38**	**25**	+13	+52.0
Net trading income	7	2	+5	>+100.0
Net income from investments	12	4	+8	>+100.0
General administrative expenses	76	77	–1	–1.3
Balance of other operating income/expenses	3	1	+2	>+100.0
Operating income/loss	113	60	53	+88.3
Balance of other income/expenses	–	–1	+1	+100.0
Net income/loss before taxes	113	59	+54	+91.5
Taxes on income	38	16	+22	>+100.0
thereof: Deferred taxes on capitalised losses carried forward	8	–	+8	>+100.0
Net income/loss	**75**	**43**	+32	+74.4
attributable to:				
Equity holders (consolidated profit)	74	42	+32	+76.2
Minority interest	1	1	–	–
	75	**43**	+32	+74.4

Balance Sheet as of 30 June 2005

Assets in € million

	Notes	30.6.2005	31.12.2004	Change in € million	Change in %
Cash reserve		64	275	−211	−76.7
Assets held for trading purposes	16	3,632	1,513	+2,119	>+100.0
Placements with, and loans and advances to, other banks		20,199	21,651	−1,452	−6.7
Loans and advances to customers		76,726	77,044	−318	−0.4
Allowances for losses on loans and advances	18	−766	−776	+10	+1.3
Investments	19	38,367	36,165	+2,202	+6.1
Intangible assets		32	29	+3	+10.3
Property, plant and equipment		13	15	−2	−13.3
Other assets	20	9,237	7,479	+1,758	+23.5
Tax assets		5,833	4,733	+1,100	+23.2
Total assets		**153,337**	**148,128**	+5,209	+3.5

Equity and liabilities in € million

	Notes	30.6.2005	31.12.2004	Change in € million	Change in %
Deposits from other banks	21	20,739	18,552	+2,187	+11.8
Amounts owed to other depositors	22	9,059	8,824	+235	+2.7
Promissory notes and other liabilities evidenced by securities	23	97,065	99,173	−2,108	−2.1
Liabilities held for trading purposes		2,605	926	+1,679	>+100.0
Provisions	24	48	221	−173	−78.3
Other liabilities		13,890	11,654	+2,236	+19.2
Tax liabilities		4,727	3,609	+1,118	+31.0
Subordinated capital	25	2,248	2,297	−49	−2.1
Liabilities		150,381	145,256	+5,125	+3.5
Equity attributable to equity holders		2,941	2,856	+85	+3.0
Subscribed capital		402	402	–	–
Additional paid-in capital		3,319	3,310	+9	+0.3
Retained earnings		530	311	+219	+70.4
Revaluation reserve		−1,460	−1,437	−23	−1.6
AfS reserve		387	275	+112	+40.7
Cash flow hedge reserve		−1,847	−1,712	−135	−7.9
Consolidated profit 2004		–	270	−270	−100.0
Profit carried forward 2004		7	–	+7	>+100.0
Consolidated profit 1.1.-30.6.2005		143	–	+143	>+100.0
Minority interest		15	16	−1	−6.3
Equity		2,956	2,872	+84	+2.9
Total equity and liabilities		**153,337**	**148,128**	+5,209	+3.5

Statement of Changes in Equity

in € million

	2005	2004
Balance at 1.1.	**2,872**	**2,770**
Subscribed capital	–	–
Additional paid-in capital	+9	–
Retained earnings	+219	+81
Revaluation reserve	–23	+19
AfS reserve	+112	–12
Cash flow hedge reserve	–135	+31
Profit carried forward from previous year	+7	+37
Consolidated profit 2004	–270	–32
Consolidated profit 1.1.-30.6.2005	+143	–
Minority interest	–1	–1
Balance at 30.6.	**2,956**	**2,874**

On 20 May 2005, the Annual General Meeting of the Hypo Real Estate Holding AG resolved to pay a dividend of €47 million or €0.35 per share to the shareholders from the €54 million profit. In conjunction with this dividend payment the advance dividends for the preference shares which had not been settled for 2002 and 2003 and the advance dividends for 2004, totally €0.7 million or €0.19 per preference share have also been settled. The conversion of the existing preference shares of the company without voting rights into ordinary shares with voting rights has been resolved by the Annual General Meeting as well.

Cash Flow Statement

in € million

	2005	2004
Cash and cash equivalents at 1.1.	**275**	**489**
Cash flow from operating activities	+1,873	+1,119
Cash flow from investing activities	–1,660	–1,094
Cash flow from financing activities	–78	–61
Effects of exchange rate changes and non-cash valuation changes	–346	–28
Cash and cash equivalents at 30.6.	**64**	**425**

Notes

Principles

The interim financial statements as of 30 June 2005 have been prepared by Hypo Real Estate Group in accordance with IAS 34 released by the International Accounting Standards Board (IASB) for Interim Financial Reporting as exempting consolidated financial statements pursuant to section 315 a German Commercial Code (HGB).

In addition the DRS 6 released by the German Accounting Standards Board (GASB) has been recognised.

Supplement to the accounting and valuation policies The accounting and valuation policies used in the 2004 consolidated financial statements were supplemented as follows for 30 June 2005:

As of 1 January 2005, Hypo Real Estate Group covered itself against the major risks attributable to the defined-benefit pension commitments by taking out an insurance policy which is categorised as a "Qualified Insurance Policy" according to IAS 19.

The amount recognised under other assets equals the negative net total of the following amounts:

- **a** the present value of the defined benefit obligation at the balance sheet date;
- **b** plus any actuarial gains (less any actuarial losses) not recognised;
- **c** minus any past service costs not yet recognised;
- **d** minus the fair value at the balance sheet date of plan assets out of which the obligations are to be settled directly.

According to IAS 19 the expenses for defined-benefit pension commitments included in general administrative expenses within the position "Pension expenses and related employee benefit costs" have been diminished by the expected income from the plan assets.

Consolidation The Group of consolidated companies as of 30 June 2005 is unchanged.

Segment Reporting

1 Income statement, broken down by business segment

Income/expenses in € million	HREI	WürttHyp	HREGe	Other/ Consolidation	HREG
Net interest income					
1.1.–30.6.2005	130	63	140	–3	330
1.1.–30.6.2004	111	54	182	–1	346
Provisions for losses on loans and advances					
1.1.–30.6.2005	2	9	60	–	71
1.1.–30.6.2004	27	9	110	–	146
Net interest income after provisions for losses on loans and advances					
1.1.–30.6.2005	**128**	**54**	**80**	**–3**	**259**
1.1.–30.6.2004	**84**	**45**	**72**	**–1**	**200**
Net commission income					
1.1.–30.6.2005	60	–4	5	–	61
1.1.–30.6.2004	62	–5	–8	–	49
Net trading income					
1.1.–30.6.2005	14	–	–	–	14
1.1.–30.6.2004	2	–	–	–	2
Net income from investments					
1.1.–30.6.2005	5	5	13	–	23
1.1.–30.6.2004	3	7	6	–1	15
General administrative expenses					
1.1.–30.6.2005	74	15	50	10	149
1.1.–30.6.2004	58	15	67	9	149
Balance of other operating income/expenses					
1.1.–30.6.2005	2	–	4	1	7
1.1.–30.6.2004	1	–	1	–	2
Operating income/loss					
1.1.–30.6.2005	**135**	**40**	**52**	**–12**	**215**
1.1.–30.6.2004	**94**	**32**	**4**	**–11**	**119**
Balance of other income/expenses					
1.1.–30.6.2005	–	–	–	–	–
1.1.–30.6.2004	–	–	–5	–	–5
Net income/loss before taxes					
1.1.–30.6.2005	**135**	**40**	**52**	**–12**	**215**
1.1.–30.6.2004	**94**	**32**	**–1**	**–11**	**114**
Taxes on income[1]					
1.1.–30.6.2005	36	2	11	5	54
1.1.–30.6.2004	22	–	6	2	30
Net income/loss[1]					
1.1.–30.6.2005	**99**	**38**	**41**	**–17**	**161**
1.1.–30.6.2004	**72**	**32**	**–7**	**–13**	**84**

[1] Excluding the effects from capitalised losses carried forward

2 Key ratios, broken down by business segment

in %

	HREI	WürttHyp	HREGe	HREG
Cost-income ratio (based on operating revenues)				
1.1.–30.6.2005	35.1	23.4	30.9	34.3
1.1.–31.12.2004	37.3	28.4	35.2	37.7
Return on equity after taxes[1]				
1.1.–30.6.2005	11.7	11.4	4.4	7.7
1.1.–31.12.2004	10.1	9.0	−0.5	4.0

[1] Excluding the effects from capitalised losses carried forward

3 Balance sheet figures, broken down by business segment

Volume of lending in € million

	HREI	WürttHyp	HREGe	Other/ Consolidation	HREG
Placements with, loans and advances to, other banks					
30.6.2005	2,060	3,147	10,976	35	16,218
31.12.2004	1,536	3,169	12,698	87	17,490
Loans and advances to customers					
30.6.2005	12,425	17,210	45,670	–	75,305
31.12.2004	10,293	17,328	49,423	–	77,044
Contingent liabilities					
30.6.2005	5,145	22	93	−1,189	4,071
31.12.2004	5,982	21	76	−1,501	4,578
Total					
30.6.2005	**19,630**	**20,379**	**56,739**	**−1,154**	**95,594**
31.12.2004	**17,811**	**20,518**	**62,197**	**−1,414**	**99,112**

Total allowances for losses on loans and advances in € million

	HREI	WürttHyp	HREGe	HREG
30.6.2005	73	246	459	778
31.12.2004	72	318	402	792

Loans put on a non-accrual basis in € million

	HREI	WürttHyp	HREGe	Other/ Consolidation	HREG
30.6.2005	–	225	562	–	787
31.12.2004	4	331	639	–	974

4 Key capital ratios [based on German Commercial Code (HGB)], broken down by business segment

Equity funds[1] in € million

	HREI	WürttHyp	HREGe	HREG
Core capital				
30.6.2005	1,807	713	1,844	4,203
31.12.2004[2]	1,584	710	2,044	4,210
Supplementary capital				
30.6.2005	763	419	922	1,954
31.12.2004[2]	776	361	965	1,913
Equity capital				
30.6.2005	2,570	1,132	2,766	6,157
31.12.2004[2]	2,360	1,071	3,009	6,123
Tier III capital				
30.6.2005	–	–	–	–
31.12.2004[2]	–	–	–	–
Total				
30.6.2005	**2,570**	**1,132**	**2,766**	**6,157**
31.12.2004[2]	**2,360**	**1,071**	**3,009**	**6,123**

[1] Consolidated according to section 10 a German Banking Act (KWG) [2] As per approved annual financial statements

Risk-weighted assets in € billion

	HREI	WürttHyp	HREGe	HREG
On-balance-sheet assets				
30.6.2005	14.6	10.3	22.4	46.7
31.12.2004	12.7	9.8	23.8	45.7
Off-balance-sheet assets				
30.6.2005	4.6	0.3	0.6	5.5
31.12.2004	4.5	0.3	0.4	5.2
Counterparty risks in the trading book				
30.6.2005	0.7	–	–	0.7
31.12.2004	0.1	–	–	0.1
Total				
30.6.2005	**19.9**	**10.6**	**23.0**	**52.9**
31.12.2004	**17.3**	**10.1**	**24.2**	**51.0**

Market risk positions in € million

	HREI	WürttHyp	HREGe	HREG
Currency risks				
30.6.2005	32	1	1	34
31.12.2004	34	2	1	37
Interest risks				
30.6.2005	108	–	–	108
31.12.2004	57	–	–	57
Equity securities risks				
30.6.2005	21	–	–	21
31.12.2004	19	–	–	19
Total				
30.6.2005	**161**	**1**	**1**	**163**
31.12.2004	**110**	**2**	**1**	**113**

Capital ratios in %

	HREI	WürttHyp	HREGe	HREG
Core capital ratio				
30.6.2005	9.1	6.8	8.0	7.9
31.12.2004[1]	9.2	7.1	8.4	8.3
Equity capital ratio				
30.6.2005	12.9	10.7	12.0	11.6
31.12.2004[1]	13.6	10.6	12.4	12.0
Equity funds ratio				
30.6.2005	11.7	10.7	12.0	11.2
31.12.2004[1]	12.6	10.6	12.4	11.7

[1] As per approved annual financial statements

Notes to the Income Statement

5 Net interest income

in € million

	1.1.–30.6.2005	1.1.–30.6.2004
Interest income	**3,251**	**3,545**
Lending and money-market business	2,517	2,788
Fixed-income securities and government-inscribed debt	729	751
Equity securities and other variable-yield securities	–	–
Participating interests	5	6
Other	–	–
Interest expenses	**2,921**	**3,199**
Deposits	667	723
Promissory notes and other liabilities evidenced by securities	1,784	2,021
Subordinated capital	63	69
Current result from swap transactions (balance of interest income and interest expenses)	407	386
Other	–	–
Total	**330**	**346**

Interest margins in %

	30.6.2005	30.6.2004
based on average risk assets compliant with BIS rules	1.28	1.32
based on average volume of business	0.44	0.46

6 Provisions for losses on loans and advances

in € million

	1.1.–30.6.2005	1.1.–30.6.2004
Additions	86	169
Allowances for losses on loans and advances	86	169
Loan-loss provisions	–	–
Releases	–13	–22
Allowances for losses on loans and advances	–13	–22
Loan-loss provisions	–	–
Recoveries from write-offs of loans and advances	–2	–1
Total	**71**	**146**

Provisions for losses on loans and advances amounting to €146 million in first half year 2004 are disclosed as a net amount after netting HVB's risk shelter in favour of Hypo Real Estate Bank AG in the pro-rata amount of € 65 million. There is no more risk shelter provided in 2005.

7 Net commission income

in € million

	1.1.–30.6.2005	1.1.–30.6.2004
Securities and custodial services	–1	–1
Lending operations and other service operations	62	50
Total	**61**	**49**

8 Net trading income

in € million

	1.1.–30.6.2005	1.1.–30.6.2004
Equity contracts	–	2
Interest rate and currency contracts	14	–
Total	**14**	**2**

9 Net income from investments

in € million

	1.1.–30.6.2005	1.1.–30.6.2004
Income from investments	35	41
Expenses from investments	12	26
Total	**23**	**15**

10 General administrative expenses

in € million

	1.1.–30.6.2005	1.1.–30.6.2004
Personnel expenses	88	89
Wages and salaries	76	71
Social security costs	9	10
Pension expenses and related employee benefit costs	3	8
Other administrative expenses	54	54
Depreciation/amortisation	7	6
on software and other intangible assets excluding goodwill	4	3
on property, plant and equipment	3	3
Total	**149**	**149**

The € 5 million expenses for defined-benefit pension commitments included in the "Pension expenses and related employee benefit costs" in the first half year 2005 have been diminished by the expected income of € 4 million from the insurance categorised as "Qualified Insurance Policy" according to IAS 19.

in %	1.1.–30.6.2005	1.1.–31.12.2004
Cost-income ratio (based on operating revenues)	34.3	37.7

11 Balance of other operating income/expenses

in € million	1.1.–30.6.2005	1.1.–30.6.2004
Other operating income	12	4
Other operating expenses	5	2
Balance of other operating income/expenses	**7**	**2**

12 Operating revenues

in € million	1.1.–30.6.2005	1.1.–30.6.2004
Net interest income	330	346
Net commission income	61	49
Net trading income	14	2
Net income from investments	23	15
Balance of other operating income/expenses	7	2
Total	**435**	**414**

13 Balance of other income/expenses

in € million	1.1.–30.6.2005	1.1.–30.6.2004
Other income	–	–
Other expenses	–	5
thereof: Restructuring expenses	–	5
Balance of other income/expenses	**–**	**–5**

14 Taxes on income

in € million	1.1.–30.6.2005	1.1.–30.6.2004
Current taxes	45	27
Deferred taxes	26	3
thereof: Deferred taxes on capitalised losses carried forward	17	–
Total	**71**	**30**

15 Earnings per share

	1.1.–30.6.2005	1.1.–30.6.2004
Consolidated profit in € million	143	83
Average number of shares	134,072,175	134,072,175
Earnings per share in €	**1.07**	**0.62**

	1.1.–30.6.2005	1.1.–30.6.2004
Consolidated profit[1] in € million	160	83
Average number of shares	134,072,175	134,072,175
Earnings per share[1] in €	**1.19**	**0.62**

[1] Excluding the effects from capitalised losses carried forward

Notes to the Balance Sheet

Assets

16 Assets held for trading purposes

in € million	30.6.2005	31.12.2004
Debt securities and other fixed-income securities	3,382	1,356
Equity securities and other variable-yield securities	172	157
Positive fair values from derivative financial instruments	78	–
Total	**3,632**	**1,513**

17 Volume of lending

in € million	30.6.2005	31.12.2004
Placements with, loans and advances to, other banks	16,218	17,490
Loans and advances to customers	75,305	77,044
Contingent liabilities	4,071	4,578
Total	**95,594**	**99,112**

18 Allowances for losses on loans and advances

Development in € million	2005	2004
Balance at 1.1.	**776**	**1,896**
Changes affecting income	+73	+147
Gross additions	+80	+169
Releases	−7	−22
Changes not affecting income	−82	+40
Use of existing loan-loss allowances	−98	−91
Effects of currency translation and other changes not affecting income	+15	+131
Balance at 30.6.	**766**	**2,083**

19 Investments

in € million	30.6.2005	31.12.2004
HtM investments	9,851	10,447
Debt securities and other fixed-income securities	9,851	10,447
AfS investments	24,184	24,520
Shares in non-consolidated subsidiaries	179	179
Participating interests	4	4
Debt securities and other fixed-income securities	23,998	24,335
Equity securities and other variable-yield securities	3	2
dFVTPL investments	4,301	1,172
Debt securities and other fixed-income securities	4,301	1,172
Investment properties	31	26
Total	**38,367**	**36,165**

20 Other assets

Other assets as of 30 June 2005 include the insurance categorised as "Qualified Insurance Policy" according to IAS 19 amounting to € 57 million.

Liabilities

21 Deposits from other banks

Deposits from other banks by maturities in € million	30.6.2005	31.12.2004
Repayable on demand	255	365
With agreed maturities	20,484	18,187
Total	**20,739**	**18,552**

22 Amounts owed to other depositors

Amounts owed to other depositors by maturities in € million	30.6.2005	31.12.2004
Repayable on demand	188	187
With agreed maturities	8,871	8,637
Total	**9,059**	**8,824**

23 Promissory notes and other liabilities evidenced by securities

Promissory notes and other liabilities evidenced by securities, broken down by maturities in € million

	30.6.2005	31.12.2004
With agreed maturities		
up to 3 months	8,229	8,068
from 3 months to 1 year	17,484	17,100
from 1 year to 5 years	48,064	53,691
from 5 years and over	23,288	20,314
Total	**97,065**	**99,173**

24 Provisions

in € million

	30.6.2005	31.12.2004
Provisions for pensions and similar obligations	–	158
Restructuring provisions (according to IAS 37)	10	22
Loan-loss provisions	12	16
Other provisions	26	25
thereof: Long-term liabilities to employees	7	7
Total	**48**	**221**

As of 30 June 2005 the present value of the provisions for pensions have been netted with the insurance recognised as "Qualified Insurance Policy" according to IAS 19 (see also note 20).

25 Subordinated capital

in € million

	30.6.2005	31.12.2004
Subordinated liabilities	1,554	1,603
Participating certificates outstanding	694	694
Total	**2,248**	**2,297**

26 Treasury stock

Neither Hypo Real Estate Holding AG itself nor any dependent company or company in which a majority is owned holds shares of Hypo Real Estate Holding AG.

Other Notes

27 Contingent liabilities and other commitments

in € million

	30.6.2005	31.12.2004
Contingent liabilities[1]	**4,071**	**4,578**
from guarantees and indemnity agreements	4,071	4,578
Loan guarantees	115	116
Performance guarantees and indemnities	3,925	3,927
Documentary credits	31	535
Other commitments	**4,767**	**3,208**
Irrevocable loan commitments	4,724	3,165
Book credits	860	152
Guarantees	221	199
Mortgage and public-sector loans	3,643	2,814
Other commitments	43	43
Total	**8,838**	**7,786**

[1] In principle, the amount of contingent liabilities equates to the amount of contingent claims

The contingent liabilities from performance guarantees and indemnities include guarantee obligations of Hypo Real Estate Bank International with regard to HVB AG of €1.8 billion; these were provided as part of the synthetic transfer of the "Western Europe" real estate financing portfolio.

Munich, 9 August 2005

Hypo Real Estate Holding Aktiengesellschaft

The Management Board

Funke Eisele Fell Lamby

Report of the Chairman of the Supervisory Board

The Chairman of the Supervisory Board was informed by the Chairman of the Audit Committee of the Supervisory Board of the results of the committee meeting held 9 August 2005. In this meeting, the Interim Report as of 30 June 2005 and the report of the independent auditor on the results of the audit were presented and explained by the Management Board. Business developments, the earnings situation and the company's financial situation were also explained. The Audit Committee has approved the interim report.

Munich, 10 August 2005

The Chairman of the Supervisory Board

Kurt F. Viermetz

Summary of Quarterly Financial Data

Hypo Real Estate Group

Operating performance in € million	2nd Quarter 2004	3rd Quarter 2004	4th Quarter 2004	1st Quarter 2005	2nd Quarter 2005
Operating revenues	212	201	220	210	225
Net interest income	180	161	176	165	165
Net commission income	25	35	10	23	38
Net trading income	2	3	6	7	7
Net income from investments	4	–1	33	11	12
Balance of other operating income/expenses	1	3	–5	4	3
Provisions for losses on loans and advances	75	75	55	35	36
General administrative expenses	77	80	86	73	76
Balance of other income/expenses	–1	–5	–13	–	–
Net income/loss before taxes	59	41	66	102	113
Net income/loss[1]	43	36	48	78	83
Key indicators					
Total volume of lending in € billion	105.5	106.2	99.1	96.2	95.6
Risk assets compliant with BIS rules in € billion	51.8	52.5	51.0	51.1	52.9
Core capital ratio compliant with BIS rules in %	7.9	7.8	8.3[2]	8.2	7.9
Employees	1,463	1,417	1,311	1,287	1,259

[1] Excluding the effects from capitalised losses carried forward [2] As per approved annual financial statements

Hypo Real Estate International

Operating performance in € million	2nd Quarter 2004	3rd Quarter 2004	4th Quarter 2004	1st Quarter 2005	2nd Quarter 2005
Operating revenues	96	97	89	102	109
Net interest income	61	53	60	65	65
Net commission income	30	41	23	29	31
Net trading income	2	3	6	7	7
Net income from investments	3	–2	2	–	5
Balance of other operating income/expenses	–	2	–2	1	1
Provisions for losses on loans and advances	16	15	–9	2	–
General administrative expenses	32	38	40	37	37
Balance of other income/expenses	–	–	–1	–	–
Net income/loss before taxes	48	44	57	63	72
Net income/loss[1]	39	34	42	47	52
Key indicators					
Total volume of lending in € billion	15.9	18.2	17.8	17.9	19.6
Risk assets compliant with BIS rules in € billion	15.1	16.8	17.3	17.8	19.9
Core capital ratio compliant with BIS rules in %	9.6	8.7	9.2[2]	10.1	9.1
Employees	464	502	504	499	484

[1] Excluding the effects from capitalised losses carried forward [2] As per approved annual financial statements

Württembergische Hypothekenbank					
Operating performance in € million	2nd Quarter 2004	3rd Quarter 2004	4th Quarter 2004	1st Quarter 2005	2nd Quarter 2005
Operating revenues	27	28	32	32	32
Net interest income	28	28	26	30	33
Net commission income	–1	1	–2	–2	–2
Net trading income	–	–	–	–	–
Net income from investments	–	–2	9	4	1
Balance of other operating income/expenses	–	1	–1	–	–
Provisions for losses on loans and advances	4	5	9	3	6
General administrative expenses	7	9	9	8	7
Balance of other income/expenses	–	–	–	–	–
Net income/loss before taxes	16	14	14	21	19
Net income/loss	16	14	13	19	19
Key indicators					
Total volume of lending in € billion	19.0	19.5	20.5	20.3	20.4
Risk assets compliant with BIS rules in € billion	9.2	9.4	10.1	10.5	10.6
Core capital ratio compliant with BIS rules in %	7.0	7.5	7.1[1]	6.8	6.8
Employees	174	173	171	178	179

[1] As per approved annual financial statements

Hypo Real Estate Germany					
Operating performance in € million	2nd Quarter 2004	3rd Quarter 2004	4th Quarter 2004	1st Quarter 2005	2nd Quarter 2005
Operating revenues	90	78	99	77	85
Net interest income	91	82	90	72	68
Net commission income	–4	–7	–10	–3	8
Net trading income	–	–	–	–	–
Net income from investments	2	3	22	7	6
Balance of other operating income/expenses	1	–	–3	1	3
Provisions for losses on loans and advances	55	55	55	30	30
General administrative expenses	34	28	31	24	26
Balance of other income/expenses	–1	–5	–11	–	–
Net income/loss before taxes	–	–10	2	23	29
Net income/loss[1]	–6	–3	–	19	22
Key indicators					
Total volume of lending in € billion	71.5	69.2	62.2	59.2	56.7
Risk assets compliant with BIS rules in € billion	27.8	26.9	24.2	23.4	23.0
Core capital ratio compliant with BIS rules in %	7.6	7.7	8.4[2]	7.9	8.0
Employees	784	698	592	560	544

[1] Excluding the effects from capitalised losses carried forward [2] As per approved annual financial statements

Redefinition of the Business Segments

Following the new business organisation of the Group the Management Board of Hypo Real Estate Holding AG has defined new primary segments for the Group. Accordingly in the future the Group will be managed in reference to following business segments:

The entire international business with large ticket, structured real estate financing will be pooled in the **International Lending** business segment. The segment reporting will contain the income contribution of the following, fully consolidated companies:

- Hypo Real Estate Bank International puc, Dublin (excluding trading activities and public finance business)
- Hypo Real Estate Capital Corp., New York (sub- Group with a total of six companies)
- Hypo Real Estate Capital France S.A., Paris (sub- Group with a total of two companies)
- Hypo Real Estate Capital Iberia S.l., Madrid
- Hypo Real Estate Capital Italia S.p.A., Milan
- Hypo Real Estate Capital Japan Corp., Tokyo
- Hypo Real Estate Capital Ltd., London (sub- Group with a total of eight companies)
- Württembergische Hypothekenbank AG, Stuttgart.

The German real estate financing business will be pooled in the **German Lending** business segment. This segment will only contain the income contribution of Hypo Real Estate Bank AG, headquartered in Munich.

The business segment **Public Finance** will in future pool the public finance business (i.e. public sector finance, infrastructure finance, public project finance, "Forfaitierungen") and the capital market business (i.e. credit derivatives, asset management). The segment reporting will contain the income contribution of the following, fully consolidated companies:

- Hypo Real Estate Bank International puc, Dublin (trading activities and public finance business)
- HI Asset Management Inc., New York
- HI Capital Markets Inc., New York
- Hypo Pfandbrief Bank International S.A., Luxembourg

The column **Other/Consolidation** remains unchanged and includes the earnings contributions of Hypo Real Estate Holding AG, Munich as well as consolidation processes.

International Lending

Budget

in € million	1.1.–30.6.2005	Budget 1/2 of 2005	Budget 2005
Net income/loss before taxes	170	153 to 163	305 to 325

Key Financials

Operating performance in € million	1.1.–30.6.2005	1.1.–30.6.2004
Operating revenues	252	228
Net interest income	184	163
Net commission income	57	57
Net trading income	1	–
Net income from investments	10	7
Balance of other operating income/expenses	–	1
Provisions for losses on loans and advances	11	36
General administrative expenses	71	61
Balance of other income/expenses	–	–
Net income/loss before taxes	170	131
Net income/loss	133	108
Key ratios in %	**1.1.–30.6.2005**	**1.1.–31.12.2004**
Return on equity after taxes[1]	12.3	10.2
Cost-income ratio (based on operating revenues)	28.2	30.5
Key indicators	**30.6.2005**	**31.12.2004**
Total volume of lending in € billion	38.5	36.2
Risk assets compliant with BIS rules in € billion	28.0	25.4
Core capital ratio compliant with BIS[1] rules in %	8.3	8.2

[1] based on allocated capital

Summary of Quarterly Financial Data

Operating performance in € million	2nd Quarter 2004	3rd Quarter 2004	4th Quarter 2004	1st Quarter 2005	2nd Quarter 2005
Operating revenues	118	118	109	123	129
Net interest income	89	77	81	89	95
Net commission income	29	42	21	27	30
Net trading income	–	–	–	1	–
Net income from investments	–	–3	9	5	5
Balance of other operating income/expenses	–	2	–2	1	–1
Provisions for losses on loans and advances	20	20	–	5	6
General administrative expenses	33	39	39	35	36
Balance of other income/expenses	–	–	–1	–	–
Net income/loss before taxes	65	59	69	83	87
Net income/loss [1]	55	48	54	65	68
Key indicators					
Total volume of lending in € billion	32.8	35.7	36.2	36.3	38.5
Risk assets compliant with BIS rules in € billion	23.6	24.8	25.4	25.8	28.0
Core capital ratio compliant with BIS[2] rules in %	8.1	7.9	8.2	8.9	8.3

[1] Excluding the effects from capitalised losses carried forward [2] based on allocated capital

Portfolio

Combining the international real estate lending in the new business segment International Lending will result in a segment with a very high portfolio quality, since both, the portfolio of the former Hypo Real Estate International segment and the international portfolio of Württembergische Hypothekenbank are of an excellent risk structure. In total, the portfolio will be of an even more diversified regional split than the individual portfolios. The remaining German real estate portfolios of Hypo Real Estate International and of Württembergische Hypothekenbank will be transferred to Hypo Real Estate Bank AG, Munich.

German Lending

Budget

in € million	1.1.–30.6.2005	Budget 1/2 of 2005	Budget 2005
Net income/loss before taxes	52	48 to 53	95 to 105

Key Financials

Operating revenues in € million	1.1.–30.6.2005	1.1.–30.6.2004
Operating revenues	162	181
Net interest income	140	182
Net commission income	5	−8
Net trading income	–	–
Net income from investments	13	6
Balance of other operating income/expenses	4	1
Provisions for losses on loans and advances	60	110
General administrative expenses	50	67
Balance of other income/expenses	–	−5
Net income/loss before taxes	52	−1
Net income/loss [1]	41	−7
Key ratios in %	**1.1.–30.6.2005**	**1.1.–31.12.2004**
Return on equity after taxes [1]	4.4	−0.5
Cost-income ratio (based on operating revenues)	30.9	35.2
Key indicators	**30.6.2005**	**31.12.2004**
Total volume of lending in € billion	56.7	62.2
Risk assets compliant with BIS rules in € billion	23.0	24.2
Core capital ratio compliant with BIS rules in %	8.0	8.4 [2]

[1] Excluding the effects from capitalised losses carried forward [2] As per approved annual financial statements

Summary of Quarterly Financial Data

Operating performance in € million	2nd Quarter 2004	3rd Quarter 2004	4th Quarter 2004	1st Quarter 2005	2nd Quarter 2005
Operating revenues	90	78	99	77	85
Net interest income	91	82	90	72	68
Net commission income	−4	−7	−10	−3	8
Net trading income	–	–	–	–	–
Net income from investments	2	3	22	7	6
Balance of other operating income/expenses	1	–	−3	1	3
Provisions for losses on loans and advances	55	55	55	30	30
General administrative expenses	34	28	31	24	26
Balance of other income/expenses	−1	−5	−11	–	–
Net income/loss before taxes	–	−10	2	23	29
Net income/loss [1]	−6	−3	–	19	22
Key indicators					
Total volume of lending in € billion	71.5	69.2	62.2	59.2	56.7
Risk assets compliant with BIS rules in € billion	27.8	26.9	24.2	23.4	23.0
Core capital ratio compliant with BIS rules in %	7.6	7.7	8.4[2]	7.9	8.0

[1] Excluding the effects from capitalised losses carried forward [2] As per approved annual financial statements

Portfolio

Combining the German portfolios in the German Lending business segment will not result in significant changes in the portfolio or risk structure. The remaining German real estate portfolios of Hypo Real Estate International and of Württembergische Hypothekenbank will be transferred to Hypo Real Estate Bank AG, Munich.

Public Finance

Budget

in € million

	1.1.–30.6.2005	Budget 1/2 of 2005	Budget 2005
Net income/loss before taxes	5	5 to 8	10 to 15

Key Financials

Operating revenues in € million	**1.1.–30.6.2005**	**1.1.–30.6.2004**
Operating revenues	23	7
Net interest income	9	2
Net commission income	–1	–
Net trading income	13	2
Net income from investments	–	3
Balance of other operating income/expenses	2	–
Provisions for losses on loans and advances	–	–
General administrative expenses	18	12
Balance of other income/expenses	–	–
Net income/loss before taxes	5	–5
Net income/loss	4	–4
Key ratios in %	**1.1.–30.6.2005**	**1.1.–31.12.2004**
Return on equity after taxes[1]	4.3	–4.2
Cost-income ratio (based on operating revenues)	78.3	120.0
Key indicators	**30.6.2005**	**31.12.2004**
Total volume of lending in € billion	1.6	1.6
Risk assets compliant with BIS rules in € billion	2.5	2.0
Core capital ratio compliant with BIS[1] rules in %	8.0	8.0

[1] based on allocated capital

Summary of Quarterly Financial Data

Operating performance in € million	2nd Quarter 2004	3rd Quarter 2004	4th Quarter 2004	1st Quarter 2005	2nd Quarter 2005
Operating revenues	5	5	13	11	12
Net interest income	–	3	6	6	3
Net commission income	–	–	–1	–	–1
Net trading income	2	3	6	6	7
Net income from investments	3	–1	2	–1	1
Balance of other operating income/expenses	–	–	–	–	2
Provisions for losses on loans and advances	–	–	–	–	–
General administrative expenses	6	7	11	10	8
Balance of other income/expenses	–	–	–	–	–
Net income/loss before taxes	–1	–2	2	1	4
Net income/loss	–	–1	1	1	3
Key indicators					
Total volume of lending in € billion	1.3	1.3	1.6	1.5	1,6
Risk assets compliant with BIS rules in € billion	0.7	1.4	2.0	2.5	2,5
Core capital ratio compliant with BIS[1] rules in %	8.0	8.0	8.0	8.0	8,0

[1] based on allocated capital

Future-oriented Statements

This report contains future-oriented statements in the form of intentions, assumptions, expectations or forecasts. These statements are based on the plans, estimates and predictions currently available to the management of Hypo Real Estate Holding AG. Future-oriented statements therefore only apply on the day on which they are made. We do not undertake any obligation to update such statements in light of new information or future events. By their nature, future-oriented statements contain risks and factors of uncertainty. A number of important factors can contribute to actual results deviating considerably from future-oriented statements. Such factors include the condition of the financial markets in Germany, Europe and the US, the possible default of borrowers or counterparties of trading companies, the reliability of our principles, procedures and methods for risk management as well as other risks associated with our business activity.

Addresses and Contacts

Hypo Real Estate Holding AG
Unsoeldstrasse 2
80538 Munich
Germany
Telephone +49 89 20 30 07-0
Fax +49 89 20 30 07-772
Contact: Ulrich Kern (IR)
irinfo@hyporealestate.com
Falk Willing
info@hyporealestate.com

Hypo Real Estate Bank International
3 Harbourmaster Place
IFSC Dublin 1
Ireland
Telephone +353 1 611 6000
Fax +353 1 611 6001
Contact: Carol Tancock
marketing@hypointernational.com
treasury@hypointernational.com

Amsterdam location
Hypo Real Estate Bank International
Amsterdam branch
Amstelplein 1 ("Rembrandt Toren")
1096 HA Amsterdam
The Netherlands
Telephone +31 20 46 27 800
Fax +31 20 46 27 801
Contact: Tomas Fiege Vos de Wael
amsterdam@hypointernational.com

Hong Kong location
Hypo Real Estate Bank International
Hong Kong branch
Suites 802-805
Two International Finance Centre
No. 8 Finance Street
Central Hong Kong
Telephone +852 3413-83 00
Fax +852 3413-85 00
Contact: Dr. Leonard Meyer zu Brickwedde
hongkong@hypointernational.com

Lisbon location
Hypo Real Estate Bank International
Portugal branch
Avenida da Liberdade, 110
1269-046 Lisbon
Portugal
Telephone +351 21 340 46 65
Fax +351 21 340 45 76
Contact: Robert Gericke
lisbon@hypointernational.com

London location
Hypo Real Estate Bank International
UK branch
30 St. Mary Axe
21 Floor
London EC3A8BF
Great Britain
Telephone +44 207 743-77 43
Fax +44 207 743-77 00
Contact: Harin Thaker
london@hypointernational.com

Luxembourg location
Hypo Pfandbrief Bank International S.A.
4, rue Alphonse Weicker
2721 Luxembourg
Luxembourg
Telephone +352 26 41-47 00
Fax +352 26 41-47 99
Contact: Martin Schulte
luxembourg@hypointernational.com

Madrid location
Hypo Real Estate Bank International
Spain branch
Paseo de la Castellana 35
28046 Madrid
Spain
Telephone +34 91 3 49-32 00
Fax +34 91 3 49-33 00
Contact: Markus Beran
madrid@hypointernational.com

Milan location
Hypo Real Estate Bank International
Italy branch
Corso Vittorio Emanuele II, 37B
20122 Milano
Italy
Telephone +39 02 76 383-1
Fax +39 02 76 383-870
Contact: Shampa Lahiri
milan@hypointernational.com

Munich location
Hypo Real Estate Bank International
Munich branch for Central- and Eastern Europe
Prinzregentenstr. 56
80538 Munich
Germany
Telephone +49 89 25 55 20-0
Fax +49 89 25 55 20-209
Contact: Frank Steffen
munich@hypointernational.com

New York location
Hypo Real Estate Capital Corporation
622 Third Avenue
New York, NY 10017-6707
US
Telephone +1 212 671-63 00
Fax +1 212 671-64 02
Contact: Evan Denner
newyork@hypointernational.com

Paris location
Hypo Real Estate Bank International
France branch
38, avenue de l'Opéra
75002 Paris
France
Telephone +33 1 53 05 74-00
Fax +33 1 53 05 74-09
Contact: Markus Enders, Serge Chauvin
paris@hypointernational.com

Stockholm location
Hypo Real Estate Bank International
Nordic region branch
Regeringsgatan 38
11156 Stockholm
Sweden
Telephone +46 8 53 48 00-70
Fax +46 8 21 44 17
Contact: Anders Taegt
stockholm@hypointernational.com

Tokyo location
Hypo Real Estate Capital Japan Corporation
Otemachi 1st Square West Tower 18F
1-5-1 Otemachi, Chiyoda-ku
Tokyo 100-0004
Japan
Telephone +81 3 52 88-58 60
Fax +81 3 32 01-51 32
Contact: Dr. Leonard Meyer zu Brickwedde
tokyo@hypointernational.com

Hypo Real Estate Bank AG (Germany)
Von-der-Tann-Str. 2
80539 Munich
Germany
Telephone +49 89 28 80-0
Fax +49 89 28 80-12 100
Contact: Josef Neumeier
info@hyporealestate.de

Württembergische Hypothekenbank AG
Büchsenstr. 26
70174 Stuttgart
Germany
Telephone +49 711 20 96-0
Fax +49 711 20 96-345
Contact: Rudolf Geller
welcome@wuertt-hyp.de

Hypo Real Estate Holding AG
Unsoeldstrasse 2
80538 Munich
Germany
Telephone +49 (0) 89 203007-0
Fax +49 (0) 89 203007-772
www.hyporealestate.com

Hypo Real Estate
HOLDING

WKN: 802 770 ISIN: DE 000 802 770 7

Disclosure pursuant to sec. 25 par. 1 and par. 2 of the German Securities Trading Act (WpHG)

Hypo Real Estate Holding AG announces that it has received the following notifications pursuant to sec. 21 et seqq. WpHG in a letter dated August 9th, 2005 (translation):

The Capital Group Companies, Inc., 333 South Hope Street, Los Angeles, CA 90071, USA has exceeded the threshold of 5% of the voting rights in Hypo Real Estate Holding AG on August 2nd, 2005. Its voting rights amount to 5.199% (equivalent to 6,970,481 ordinary shares). All voting rights are ascribed to it pursuant to sec. 22 par. 1 sent. 1 no. 6 read in conjunction with sent. 2 and sent. 3 WpHG.

The Capital Research and Management Company, 333 South Hope Street, Los Angeles, CA 90071, USA has exceeded the threshold of 5% of the voting rights in Hypo Real Estate Holding AG on August 2nd, 2005. Its voting rights amount to 5.199% (equivalent to 6,970,481 ordinary shares). All voting rights are ascribed to it pursuant to sec. 22 par. 1 sent. 1 no. 6 WpHG.

Amendment disclosure pursuant to sec. 25 par. 1 and par. 2 of the German Securities Trading Act (WpHG)

Furthermore, Hypo Real Estate Holding AG announces that it has received in a letter dated August 9th, 2005 the following **amendment notifications** by Barclays to the notifications pursuant to sec. 21 WpHG dated July 28th, 2005 and published in the FTD and Wiener Zeitung on August 4th, 2005 (translation):

First Notification (for Barclays PLC):
Notification according to sec. 21 par. 1, sec. 22 par. 1 sent. 1 no. 1 WpHG
According to sec. 21 par. 1 WpHG we herewith inform you that our share of voting rights in Hypo Real Estate Holding AG has exceeded the threshold of 5% on June 1st, 2004 and amounted to 5.32%. Thereof, 5.32% of the voting rights are to be ascribed to us pursuant to sec. 22 par. 1 sent. 1 no. 1 WpHG.

Second Notification (for Barclays Bank PLC):
Notification according to sec. 21 par. 1, sec. 22 par. 1 sent. 1 no. 1 WpHG
According to sec. 21 par. 1 WpHG we herewith inform you that our share of voting rights in Hypo Real Estate Holding AG has exceeded the threshold of 5% on June 1st, 2004 and amounted to 5.32%. Thereof, 5.32% of the voting rights are to be ascribed to us pursuant to sec. 22 par. 1 sent. 1 no. 1 WpHG.

Third Notification (for Barclays Global Investors UK Holdings Limited):
Notification according to sec. 21 par. 1, sec. 22 par. 1 sent. 1 no. 1 WpHG
According to sec. 21 par. 1 WpHG we herewith inform you that our share of voting rights in Hypo Real Estate Holding AG has exceeded the threshold of 5% on June 1st, 2004 and amounted to 5.27%. Thereof, 5.27% of the voting rights are to be ascribed to us pursuant to sec. 22 par. 1 sent. 1 no. 1 WpHG.

Hypo Real Estate Holding AG
Executive Board